UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                             CAREMATRIX CORPORATION
                                (Name of Issuer)


                     Common Stock, par value $.05 per share
                         (Title of Class of Securities)

                                   141706 10 1
                                 (CUSIP Number)


                            Michael J. Bohnen, Esq.,
                          Nutter, McClennen & Fish, LLP
                             One International Place
                              Boston, MA 02110-2699
                                 (617) 439-2000
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 11, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 141706 10 1  |                         |    Page  2 of 10 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |  Abraham D. Gosman                                               |
|         |  (###-##-####)                                                   |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                                           (b) [ ]|
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  Not Applicable                                                  |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  United States of America                                        |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   4,593,135                                         |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   0                                                 |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   7,647,753                                         |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   0                                                 |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  7,727,753                                                       |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  44.7%                                                           |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |  Individual (IN)                                                 |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 141706 10 1  |                         |    Page  3 of 10 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |  Chancellor Partners Limited Partnership I                       |
|         |  (52-206-5752)                                                   |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                                           (b) [ ]|
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  Not Applicable                                                  |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Delaware, United States of America                              |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   4,578,503                                         |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   0                                                 |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   4,578,503                                         |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   0                                                 |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  4,578,503                                                       |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  26.5%                                                           |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |  Partnership (PN)                                                |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 141706 10 1  |                         |    Page  4 of 10 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |  Chancellor Partners Limited Partnership II                      |
|         |  (52-206-5753)                                                   |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                                           (b) [ ]|
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  Not Applicable                                                  |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Delaware, United States of America                              |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   3,069,250                                         |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   0                                                 |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   3,069,250                                         |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   0                                                 |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  3,069,250                                                       |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  17.8%                                                           |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |  Partnership (PN)                                                |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 141706 10 1  |                         |    Page  5 of 10 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  CLP, Inc.                                                       |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                                           (b) [ ]|
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  Not Applicable                                                  |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Delaware, United States of America                              |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   4,593,135                                         |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   0                                                 |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   7,647,753                                         |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   0                                                 |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  7,647,753                                                       |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  44.3%                                                           |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |  Corporation (CO)                                                |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  (a) Name of Issuer.

             CareMatrix Corporation

         (b) Address of Issuer's Principal Executive Offices

             197 First Avenue,
             Needham, Massachusetts, 02194

         (c) Security.

             Common Stock, par value $.05 per share


Item 2. Identity and Background.

         (a) Name of Person Filing:  (b)   Address of Principal Business Office:

             Abraham D. Gosman             PhyMatrix Corp.
                                           777 South Flagler Drive, Suite 1000E
                                           West Palm Beach, Florida 33401

             Chancellor Partners           c/o CareMatrix Corporation
             Limited Partnership I         197 First Avenue
                                           Needham, Massachusetts  02194
                                           Attn: Abraham D. Gosman

             Chancellor Partners           c/o CareMatrix Corporation
             Limited Partnership II        197 First Avenue
                                           Needham, Massachusetts  02194
                                           Attn: Abraham D. Gosman

             CLP, Inc.                     c/o CareMatrix Corporation
                                           197 First Avenue
                                           Needham, Massachusetts  02194
                                           Attn: Abraham D. Gosman

         (c) Present Principal Employment
             and Employer:

             Abraham D. Gosman             Chairman and Chief Executive Officer
                                           PhyMatrix Corp.
                                           777 South Flagler Drive
                                           West Palm Beach, FL  33401

                                           Chairman and Chief Executive Officer
                                           Meditrust
                                           197 First Avenue
                                           Needham, MA  02194

                                           Chairman
                                           CareMatrix Corporation
                                           197 First Avenue
                                           Needham, MA  02194

         (d) Criminal Proceedings in Last Five Years:

             None for each of the persons filing this statement.

     (e). Civil Securities Proceedings in Last Five Years:

          None for each of the persons filing this statement.

     (f). Citizenship:

          Abraham D. Gosman is a citizen of the United States.

                  Chancellor Partners Limited Partnership I and Chancellor Partners Limited Partnership II are both Delaware limited partnerships.

                  CLP, Inc. is a Delaware corporation.


Item 3.   Source and Amount of Funds or Other Consideration.

          Not Applicable.


Item 4.  Purpose of Transaction.

     This Amendment No. 4 to Schedule 13D relates to two separate transactions;
(i) a restructuring of the Gosman family securities holdings, and (ii) the execution by Chancellor Partners Limited Partnership II of a securities lending agreement.

     (a) Restructuring of Gosman Family Securities Holdings.

     In connection with a restructuring of the Gosman family securities holdings, the Gosman CareMatrix Trust (the "Trust"), which held a total of 7,612,153 shares of CareMatrix Corporation Common Stock (the "Trust Shares") for the benefit of Andrew and Michael Gosman (the "Beneficiaries"), was dissolved on December 11, 1997. As Trustee of the Trust, Mr. Gosman had sole dispositive power over all of the Trust Shares and voting power with respect to 4,557,535 of the Trust Shares. The voting power over the remaining 3,054,618 of the Trust Shares was held by the Beneficiaries, with each of Andrew and Michael Gosman voting 1,527,309 shares.

      Upon dissolution of the Trust, the Trust Shares were distributed to the Beneficiaries and then immediately transferred by the Beneficiaries to two limited partnerships. A total of 4,557,535 of the Trust Shares were transferred to Chancellor Partners Limited Partnership I ("CLP I") and the remaining 3,054,618 Trust Shares were transferred to Chancellor Partners Limited Partnership II ("CLP II"). CLP, Inc., a corporation wholly-owned by Mr. Gosman, is the general partner of both CLP I and CLP II and as such, Mr. Gosman will have sole dispositive power over all of the Trust Shares and voting power with respect to the 4,557,353 Trust Shares held by CLP I. Voting power as to the 3,054,618 Trust Shares held by CLP II will is held by Chancellor Partners Business Trust (the "Business Trust"), the limited partner of CLP II. As the sole Trustees and Shareholders of the Business Trust, Andrew and Michael Gosman will continue to vote 1,527,309 shares each.

     In connection with the formation of CLP I and CLP II, Mr. Gosman also transferred on December 11, 1997 a total of (i) 20,968 shares of Common Stock, previously registered in his name, to CLP, Inc. which immediately transferred such shares to CLP I and (ii) 14,632 shares of Common Stock, previously registered in his name, to CLP, Inc. which immediately transferred such shares to CLP II (collectively these shares are referred to as the "GP Shares")

     The restructuring described above had no effect on beneficial ownership of, or voting or dispositive power over, the Trust Shares or the GP Shares by Abraham D. Gosman.

     (b) Securities Loan Agreement

     In January, 1998 CLP II entered into a Securities Lending Agreement
(the "Agreement") in order to facilitate ordinary trading and market-making activity with respect to the Company's Common Stock and 6 1/4% Convertible Subordinated Notes due 2004. Pursuant to the terms of the Agreement, CLP II will, from time to time, loan up to 850,000 shares of Common Stock to BancAmerica Robertson Stephens ("BARS"), which loan is collateralized by cash (the "Collateral") equal in value to 102% of the market value of the loaned securities on the close of trading on the day preceding the date of the loan. Upon a loan of Common Stock under the Agreement, CLP II will not have certain incidents of ownership, including voting rights, with respect to any securities so loaned; however, upon the request of CLP II, or upon certain other events outlined in the Agreement, BARS must repurchase, if necessary, and return any loan to CLP II within five business days. If for any reason BARS is unable to purchase the shares of Common Stock necessary to return such loan, CLP II would be permitted to look to the Collateral for satisfaction of BARS' obligations. If CLP II were to draw upon the Collateral, the loaned securities would then be deemed "sold." See Item 6. -- Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.


Item 5. Interest in Securities of the Issuer.

                                                             Chancellor            Chancellor
                                        Abraham D.        Partners Limited       Partners Limited
                                         Gosman             Partnership I          Partnership II        CLP, Inc.
                                         ------             -------------          --------------        ---------
(a)  Amount Beneficially Owned          7,727,753(1)          4,578,503              3,069,250            7,647,753(2)

     Percent of Class                     44.7%               26.5%                    17.8%                 44.3%


(b)  Voting Power                       4,593,135(3)          4,578,503              3,069,250            4,593,135

      Dispositive Power                 7,647,753             4,578,503              3,069,250            7,647,753

-------------------

(1) Mr. Gosman is deemed to have beneficial ownership of 7,727,753 shares of Common Stock, of which (i) 7,647,753 shares are held by CLP I and CLP II, the general partner each of which is a corporation owned and controlled by Mr. Gosman, and (ii) 80,000 shares are subject to an option currently exercisable by Mr. Gosman. Mr. Gosman disclaims any pecuniary interest in the 7,612,153 shares registered in the name of CLP I and CLP II which were contributed to the CLP I and CLP II by the Andrew and Michael Gosman.

(2) As the general partner of CLP I and CLP II, CLP, Inc. may be deemed to be the beneficial owner of 7,647,753 shares of Common Stock of the Issuer.

(3) As the sole owner of the general partner of CLP I, Mr. Gosman has voting power over the 4,578,503 shares held by CLP I. In addition, Mr. Gosman has voting power over the 14,632 shares contributed to CLP II by him through CLP, Inc.

     (c)  See Item 4.

     (d)  See Item 6.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     (a) Restructuring of Gosman Family Securities Holdings.

          Mr. Gosman, as the sole stockholder and director of the general partner of CLP I and CLP II, has sole voting and dispositive power over all of the shares held by CLP I and sole dispositive power over all of the shares held by CLP II. Any profits or losses derived by either CLP I or CLP II, including profits derived for dividends on or the capital appreciation of the shares of the Issuer held by the partnerships are to be distributed among the partners according to their contributions.

     (b) Securities Loan Agreement.

          Pursuant to the Agreement, CLP II and certain other individuals, including an executive officer of the Company (collectively, the "Shareholders"), have agreed severally and not jointly to loan up to an aggregate of 1,150,000 shares of Common Stock to BARS. BARS has the right to sell any and all Common Stock loaned under the Agreement, and its obligations under the Agreement will be secured by the Collateral. Pursuant to the Agreement, the Company and BARS have entered into a Registration Rights Agreement with respect to the filing of a shelf registration statement concerning the loaned securities. Such registration statement was declared effective by the Securities and Exchange Commission on December 19, 1997.

          During the term of any loan under the Agreement, the Shareholders will lose certain incidents of ownership with respect to the loaned securities, including voting rights. Each of the Shareholders have the right to terminate a loan of his or her shares upon five business days notice, in which event BARS must repurchase, if necessary, and return any shares that it borrowed under the Agreement. Any shares returned may be reborrowed by BARS during the term of the Agreement. If BARS defaults on its obligations to return all or any part of the loaned securities, each of the Shareholders may draw on the Collateral for the full value of such shares that have not been returned. The Agreement shall terminate with respect to a Shareholder upon notice by the Shareholder to Union Bank of California, the custodian of the loaned securities.

          Mr. Gosman, as the owner of the corporate general partner of CLP II, has agreed to loan up to 850,000 shares of Common Stock held by CLP II. The other individuals who have also entered into the Agreement are Amy Beth Clary, wife of James M. Clary, III, General Counsel, Executive Vice-President and Secretary of the Company, Robert M. Kaufman, Chief Executive Officer of the Company, Joel A. Kanter, former Executive Vice President of the Company, and Frederick R. Leathers. Mr. Clary's wife is the beneficial owner of 200,500 shares of Common Stock, 100,000 shares of which she has agreed to loan under the Agreement; Mr. Kaufman is the beneficial owner of 200,000 shares of Common Stock, 100,000 shares of which he has agreed to loan under the Agreement; Mr. Kanter is the beneficial owner of 180,358 shares of Common Stock, 50,000 shares of which he has agreed to loan under the Agreement; and, Mr. Leathers is the beneficial owner of 100,471 shares of Common Stock, 50,000 shares of which he has agreed to loan under the Agreement.


Item 7. Material to be Filed as Exhibits.

     1. Agreement of Limited Partnership of Chancellor Partners Limited Partnership I, dated November 26, 1997.

     2. Agreement of Limited Partnership of Chancellor Partners Limited Partnership II, dated November 26, 1997.

     3. Form of Securities Lending Agreement filed as an exhibit to Registration Statement on Form S-3 (File No. 333-40015) and incorporated by reference herein.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/ Abraham D. Gosman                                        January 6, 1998
--------------------------------
Abraham D. Gosman



CHANCELLOR PARTNERS LIMITED PARTNERSHIP I


By:  CLP, INC., its General Partner                          January 6, 1998

By:  /s/ Abraham D. Gosman
     --------------------------------
     Abraham D. Gosman, President



CHANCELLOR PARTNERS LIMITED PARTNERSHIP II


By:  CLP, INC., its General Partner                          January 6, 1998

By:  /s/ Abraham D. Gosman
     --------------------------------
     Abraham D. Gosman, President



CLP, INC.


By:  /s/ Abraham D. Gosman                                   January 6, 1998
     --------------------------------
     Abraham D. Gosman, President

                                                                       EXHIBIT A

                                    AGREEMENT
                                       OF
                               LIMITED PARTNERSHIP
                                       OF
                    CHANCELLOR PARTNERS LIMITED PARTNERSHIP I

     Chancellor Partners Limited Partnership I (the "Partnership") hereby is formed as a limited partnership under the laws of the State of Delaware pursuant to this Agreement of Limited Partnership among CLP, Inc. as General Partner, and the initial Limited Partners executing a signature page hereto. A Certificate of Limited Partnership of the Partnership was filed with the Secretary of State of Delaware on November 26, 1997.

     Now, therefore, it is hereby agreed as of the 26th day of November, 1997 as follows:


                                    ARTICLE 1

                                  DEFINED TERMS
                                  -------------

     Section 1.1. Defined Terms. The defined terms used in this Agreement shall, unless the context otherwise requires, have the respective meanings specified in this Section 1.1. For all purposes of this Agreement, the following definitions are to be equally applicable to both the singular and plural forms of the terms defined.

     "Act" shall refer to the Delaware Revised Uniform Limited Partnership Act in effect as of the date of this Agreement, and as amended from time to time.

     "Additional Limited Partners" shall refer to those persons admitted to the Partnership as Limited Partners, excluding the Original Limited Partners, in their capacities as such.

     "Affiliated Person" or "Affiliate" means, with respect to any Partner, any other Person who is a member of the Partner's Immediate Family or a Parent, a Subsidiary, or a Subsidiary of a Parent with respect to such Partner or a member of the Partner's Immediate Family.

     "Agreement" means this Agreement of Limited Partnership, as the same may be hereafter amended or modified from time to time.

     "Bankruptcy" means, with respect to a Partner: (a) the making of an assignment for the benefit of such Partner's creditors; (b) the filing of a voluntary petition in bankruptcy by such Partner; (c) adjudication of such Partner as bankrupt or insolvent, or the entry against such Partner of an order of relief in any bankruptcy or insolvency proceeding; (d) the filing of a petition or answer by such Partner seeking for itself, himself, or herself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute or regulation; (e) the filing by such Partner of an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it, him, or her in any proceeding of this nature; or (f) seeking consent to or acquiescence in the appointment of a trustee, receiver, or liquidator of such Partner or all or any substantial part of its, his, or her properties.

     "Capital Account" means the capital account of a Partner, maintained in accordance with the provisions of Section 3.4 of this Agreement.

     "Capital Contribution" means, with respect to any Partner, the total amount of cash and fair market value of property contributed to the Partnership by such Partner.

     "Cash Flow" means, with respect to any fiscal period, cash receipts (excluding Capital Contributions) of the Partnership from all sources during such fiscal period less (i) all cash expenditures of the Partnership during such fiscal period including, without limitation, debt service, repayment of advances made by any Partner, and fees for management services, (ii) such reasonable reserves as may be determined by the General Partner in its sole discretion (but not less than any reserves required by the terms of any indebtedness of the Partnership) as necessary to provide for the foreseeable needs of the Partnership, and (iii) income from assets or proceeds from the sale or exchange of any assets of the Partnership which the General Partner determines to reinvest or hold for investment on behalf of the Partnership, in its sole discretion.

     "Code" means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

     "Consent of the Limited Partners" means the prior written consent of Limited Partners who hold in the aggregate more than 50% of the Interests of all Limited Partners.

     "Entity" means any general partnership, limited partnership, corporation, trust, business trust, limited liability company or partnership, cooperative or association or any other form which is a legal entity under applicable law.

     "Fiscal Year" means the fiscal year of the Partnership established in
Section 9.2.

     "General Partner" means CLP, Inc., a Delaware corporation, and any Substituted General Partners.

     "Immediate Family" means, with respect to any Partner, his or her spouse, children, grandchildren, the spouses of any of the foregoing or trusts for their benefit.

     "IRS" means the Internal Revenue Service.

     "Limited Partners" shall refer to the Original Limited Partners, any Additional Limited Partners, and any Substituted Limited Partners listed as such in the books and records of the Partnership who shall, from time to time, be limited partners of the Partnership.

     "Net Loss" means, with respect to any Fiscal Year, the net loss of the Partnership, if any, for such year as determined in accordance with the Partnership's accounting methods.

     "Net Profit" means, with respect to any Fiscal Year, the net income of the Partnership, if any, for such year as determined in accordance with the Partnership's accounting methods.

     "Notification" means a written notice containing the information required by this Agreement to be communicated to any Person and sent by registered, certified or first-class mail to such Person at the last known address of such Person; provided, however, that any communication containing such information actually received by such Person shall constitute Notification.

     "Original Limited Partners" has the meaning set forth in Section 3.2.

     "Parent" means, with respect to any Entity, any Person which (A) owns directly, or indirectly through one or more Entities, fifty percent (50%) or more of the voting or beneficial interest in such Entity or (B) otherwise has the right or power, whether through ownership of securities, rights under agreements or otherwise, to control such Entity.

     "Partners" means, collectively, the Limited Partners, as constituted from time to time, and the General Partners.

     "Partnership Interest" or "Interest" means the entire interest of a Partner in the Partnership at any particular time, including the right of such Partner to any and all benefits to which a Partner may be entitled as provided in this Agreement, together with the obligations of such Partner to comply with all the terms and conditions of this Agreement and also shall include such interests, rights and obligations in any successor partnership formed pursuant to this Agreement.

     "Percentage Interest" means a Partner's Interest expressed as a total of all Partnership Interests. Each Partner's Percentage Interest shall be set forth on Schedule A to this Agreement as the same may be amended from time to time.

     "Person" means any individual or Entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such individual or Entity where the context so admits.

     "Profits" and "Losses" means taxable income and losses, and each item of income, gain, loss, deduction or credit entering into the computation thereof, as determined in accordance with the accounting methods followed by the Partnership for Federal income tax purposes.

     "Subsidiary" means, with respect to any Person, (A) any Entity in which such Person owns directly, or indirectly through one or more Entities, fifty percent (50%) or more of the voting or beneficial interest or (B) any Entity which such Person otherwise has the right or power to control, whether through ownership of securities, rights under agreements or otherwise.

     "Substituted General Partner" means any Person admitted to the Partnership as a General Partner pursuant to the provisions of Section 6.5 and who is listed as such in the books and records of the Partnership.

     "Substituted Limited Partner" means any Person admitted to the Partnership as a Limited Partner pursuant to the provisions of Section 7.2 and who is listed as such in the books and records of the Partnership.

     "Transfer" or "Transferred" or any other capitalized grammatical variation thereof, unless otherwise specifically provided, refers to the sale, exchange, assignment, distribution (upon liquidation or otherwise), encumbrance, hypothecation, gift, pledge, transfer or other disposition or alienation, whether absolute, contingent or collateral, in any way, of all or any part of an Interest in the Partnership, including any transfer incident to a divorce or separation, except any pledge or other hypothecation effected for the purpose of securing borrowings of the Partnership which have been approved by the General Partner.


                                    ARTICLE 2

                    NAME, PLACE OF BUSINESS, PURPOSE AND TERM
                    -----------------------------------------

     Section 2.1. Name and Office.

     The name of the Partnership shall be Chancellor Partners Limited Partnership I. The principal office of the Partnership shall be located at , or at such other place as the General Partner may from time to time determine. The resident agent for service of process is Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

     Section 2.2. Purposes.

     The Partnership has been formed for the purpose of providing a more efficient and clearly defined vehicle for management by the General Partner of property contributed to the Partnership and of voting certain securities contributed to the Partnership. The purposes of the Partnership shall be to (a) to engage in the business of buying, selling, investing and trading in stocks, bonds, real estate, securities and other investments, including but not limited to newly formed private companies, closely held partnerships, corporations, limited liability companies, or other business ventures, and to engage in any other business or activities incidental or related to the foregoing, and (b) to engage in any business or activity which may be lawfully carried on by a limited partnership under the provisions of Delaware law. The Partnership may engage in any activity related to the foregoing purposes and will not engage in any other business or activity without the Consent of the Limited Partners.

     Section 2.3. Authority of the Partnership.

     In order to carry out its purposes and not in limitation thereof, the Partnership is empowered and authorized to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of its purposes, and for the protection and benefit of the Partnership, as permitted under the Act.

     Section 2.4. Term.

     The term of the Partnership shall continue in full force until dissolution of the Partnership pursuant to the provisions of Article 8.


                                    ARTICLE 3

                              PARTNERS AND CAPITAL
                              --------------------

     Section 3.1. General Partner.

     The original General Partner of the Partnership is CLP, Inc., a Delaware corporation.

     Section 3.2. Original Limited Partners.

     Upon execution and delivery of this Agreement, the Persons executing counterpart copies of this Agreement in their capacity as the initial Limited Partners upon payment for their Interest in the Partnership will be the original Limited Partners ("Original Limited Partners").

     Section 3.3. Additional Limited Partners.

     The General Partner may, from time to time, admit one or more Persons as Additional Limited Partners on such terms and conditions as the General Partner may determine. No person shall be deemed to be admitted as a Limited Partner until the General Partner accepts such Person as a Limited Partner of the Partnership, the books and records reflect such Person as admitted to the Partnership as a Limited Partner, and such Person has executed a counterpart of this Agreement and paid any Capital Contribution required as a condition to admission.

     Section 3.4. Capital Accounts.

     A. The Partnership shall maintain a separate capital account for each Partner. Each Partner's initial Capital Account balance shall equal such Partner's initial contribution to the capital of the Partnership. Each Partner's Capital Account shall thereafter be increased by (i)
any cash or the fair market value of any property thereafter contributed by such Partner (net of liabilities assumed by the Partnership and liabilities to which such contributed property is subject), (ii) the amount of any Partnership liabilities that are assumed by such Partner, and (iii) such Partner's distributive share of the Partnership's income and gain (or items thereof). Each Partner's Capital Account shall be decreased by (i) such Partner's distributive shares of the Partnership's loss and deductions (or items thereof), (ii) the amount of such Partner's individual liabilities that are assumed by the Partnership, (iii) such Partner's share of expenditures of the Partnership described in Section 705(a)(2)(B) of the Code, and (iv) the amount of cash or the fair market value of any property distributed by the Partnership to such Partner (net of liabilities assumed by such Partner and liabilities to which such distributed property is subject). Other appropriate adjustments to each Partner's Capital Account shall also be made from time to time, in accordance with the rules set forth in applicable regulations under Section 704 of the Code or the requirements of any other applicable proposed, final or temporary regulations thereunder, including, without limitation, adjustments resulting from increases or decreases to Capital Accounts following revaluations of Partnership property pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f). It is the intent of the Partners that the Capital Accounts shall be determined and maintained in accordance with said Code section and said regulations, and this Section 3.4 shall be construed in a manner consistent therewith. Each Partner shall have a single Capital Account that reflects all his, her or its Interests in the Partnership. No Partner shall be entitled to interest on his, her or its Capital Account or on any Capital Contribution.

     B. Except as may be specifically provided herein, no Partner shall have the right to withdraw all or any part of his, her or its Capital Contribution from the Partnership. No Partner shall have any right to demand or receive property or cash of the Partnership in return of his, her or its Capital Contribution except as may be specifically provided in this Agreement.

     C. The original Capital Account established for any Substituted General or Limited Partner shall be in the same amount as, and shall replace, the Capital Account of the Partner which such Substituted General or Limited Partner succeeds, and, for the purposes of this Agreement, such Substituted General or Limited Partner shall be deemed to have made the Capital Contribution, to the extent actually paid in, of the Partner which such Substituted General or Limited Partner succeeds. To the extent a Substituted General or Limited Partner receives less than 100% of the Interest in the Partnership of a Partner he, she or it succeeds, the original Capital Account and Capital Contribution of such Substituted General or Limited Partner shall be in proportion to the Interest he, she or it receives, and the Capital Account and Capital Contribution of the Partner who retains a partial Interest in the Partnership shall be in proportion to the Interest he, she or it retains.

     Section 3.5. Liability of the Limited Partners; Additional Capital Contributions.

     Except as otherwise required by this Agreement or the Act, no Limited Partner shall be liable for any debts, liabilities, contracts or any other obligations of the Partnership. Except as otherwise required by this Agreement or the Act, a Limited Partner has no liability in excess of the amount of contributions that he, she or it is obligated to make to the Partnership and his, her or its share of the Partnership's assets and undistributed profits. No Limited Partner shall be required to lend any funds to the Partnership or, after his, her or its Capital Contribution has been paid, to make any further Capital Contributions to the Partnership.

     Section 3.6. Liability of the General Partner.

         Except as provided in the Act, the General Partner has the liabilities of a partner in a partnership without limited partners to all Persons, including the Partnership and the other Partners. This Agreement shall not be amended to limit such liability of the General Partner.


                                    ARTICLE 4

                DISTRIBUTIONS: ALLOCATIONS OF PROFITS AND LOSSES
                ------------------------------------------------

     Section 4.1. Distributions of Cash Flow.

     Cash Flow with respect to each Fiscal Year shall be distributed at the discretion of the General Partner, at such times as the General Partner deems appropriate. The General Partner shall have the discretion to distribute Cash Flow for any Fiscal Year to the Partners or to any of them without regard to their Percentage Interests; provided, however, that all distributions of Cash Flow to Partners shall be appropriately reflected as adjustments to their Capital Accounts as provided in Section 3.4A hereof, and that no distribution of Cash Flow shall be made to a Partner if such distribution would cause or increase a deficit balance in such Partner's Capital Account.

     Section 4.2. Allocation of Net Profits and Losses from Operations.

     Except as otherwise provided in Sections 4.3, 4.4, and 4.5 hereof, and subject to the provisions of Section 7.3 hereof, the Net Profit or Net Loss as of the end of any Fiscal Year shall be allocated among all the Partners in accordance with their Percentage Interests.

     Section 4.3. Allocation of Gains from Sales.

     Subject to the provisions of Sections 4.5 and 7.3 hereof, any gain from a sale of Partnership property shall be allocated as follows:

     (a) There shall first be allocated to each Partner with a deficit in his, her or its Capital Account an amount of such gain sufficient to bring his, her or its Capital Account to zero. If such gain shall be insufficient to bring to zero the Capital Accounts of all Partners with deficits in their Capital Accounts, then such gain shall be allocated to those Partners with deficits in their Capital Accounts in proportion to their respective deficit Capital Account balances.

     (b) The balance, if any, of such gain shall be allocated to the Partners in proportion to their Percentage Interests.

     Section 4.4. Allocation of Losses from Sale.

     Subject to the provisions of Sections 4.5 and 7.3 hereof, any loss from a sale of Partnership property shall be allocated as follows:

     (a) There shall first be allocated to each Partner with a positive Capital Account an amount of such loss sufficient to reduce his, her or its Capital Account to zero. If such loss shall be insufficient to reduce to zero the Capital Accounts of all Partners with positive Capital Accounts, then such loss shall be allocated to those Partners with positive Capital Accounts in proportion to their respective positive Capital Account balances.

     (b) The balance, if any, of such loss shall be allocated to Partners in proportion to their Percentage Interests.

     Section 4.5. Allocations With Respect to Contributed Property.

     Notwithstanding any other provision of this Agreement to the contrary, items of income, gain, loss, and deduction with respect to property contributed to the Partnership by any Partner shall be allocated among the Partners so as to take into account the variation between the basis of the property to the Partnership and its fair market value at the time of contribution in accordance with the requirements of Section 704(c) of the Code and applicable Regulations thereunder.


                                    ARTICLE 5

                RIGHTS, POWERS AND DUTIES OF THE GENERAL PARTNER
                ------------------------------------------------

     Section 5.1. Management of the Partnership.

     A. Except as otherwise expressly limited by the provisions of this Agreement, the General Partner shall have exclusive discretion in the management and control of the business and affairs of the Partnership and all powers necessary, convenient, and appropriate to carry out the purposes, conduct the business and exercise the powers of the Partnership, and it is hereby authorized to take any action of any kind and to do anything and everything it deems necessary or appropriate in accordance with the provisions of this Agreement and to the extent permitted by Delaware law. If there is more than one General Partner, the General Partners shall act by a majority of their Percentage Interest as General Partners.

     B. No Limited Partner shall participate in or have any control whatsoever over the Partnership's business or have any authority or right to act for or bind the Partnership. Each

Limited Partner hereby consents to the exercise by the General Partner of the thfers conferred on it by this Agreement.

     C. Except to the extent otherwise provided herein, the General Partner is hereby authorized without the Consent or approval of the Limited Partners to:

          (i) execute or amend any and all agreements, contracts, documents, certifications and instruments necessary or convenient for the efficient conduct and operation of the Partnership's business;

          (ii) prepay in whole or in part, recast, modify or extend any debt, and in connection therewith to execute any extensions, consolidations, modifications or renewals of debt obligations;

          (iii) borrow funds from lenders, including Partners, to fund the operations of the Partnership, on such terms as the General Partner may negotiate;

          (iv) deal with, or otherwise engage in business with, any Person who has provided or may in the future provide any services, lend money or sell property to or purchase from a Partner or any Affiliate of a Partner. The General Partner may enter into agreements on behalf of the Partnership, employ agents, attorneys, accountants, appraisers, or other consultants or contractors who may be Affiliates of a Partner, and may enter into agreements to employ Affiliates of a Partner to provide further or additional services to the Partnership;

          (v) engage in any kind of activity and perform and carry out contracts of any kind necessary to, or in connection with, or incidental to the accomplishment of the purposes of the Partnership, as may be lawfully carried on or performed by a partnership under the laws of the State of Delaware and in each state where the Partnership has been qualified to do business;

          (vi) satisfy any and all Partnership obligations for which any General Partner is personally liable before satisfying Partnership obligations as to which the General Partner has no such personal liability;

          (vii) make an election, or revocation of an election, on behalf of the Partnership under Section 754 of the Code;

          (viii) invest and reinvest in bonds, notes, debentures, shares of stock, mutual fund shares, life insurance, annuities, mortgages, commercial papers, interests in limited partnerships or limited liability companies, certificates of deposit, and interest-bearing savings accounts;

          (ix) sell, trade, and deal in stocks, bonds, and securities of every nature, including puts and calls, on margin or otherwise, including short selling and, in connection therewith, to borrow money and to pledge any and all stocks, bonds and securities; to authorize any broker to lend separately or together with the property of others, to itself or others, any property which the broker may be carrying for the Partnership on margin.

          (x) borrow from any Limited Partner or lend funds of the Partnership to any Limited Partner on such terms as it shall determine in its discretion.

     D. Except as provided below, or as otherwise expressly provided in this Agreement, all decisions concerning the management of the Partnership's investments and its day-to-day management shall be made solely by the General Partner. Specifically, but not by way of limitation, the General Partner shall be authorized:

          (i) to cause to be paid on or before the due date thereof all amounts due and payable by the Partnership to any Person or Entity; and

          (ii) to employ such agents, employees, managers, accountants, attorneys, consultants and other Persons, including any General Partner, necessary or appropriate to carry out the business and affairs of the Partnership, whether or not any such Persons so employed are Affiliated Persons of, or related to, any Partner, and to pay such fees, expenses, salaries, wages and other compensation to such Persons as it shall in its sole discretion determine.

     E. With respect to all of its obligations, powers and responsibilities under this Agreement, the General Partner is authorized to execute and deliver, for and on behalf of the Partnership, such instruments and agreements as it deems proper, all on such terms and conditions as the General Partner deems proper.

     F. Any Person dealing with the Partnership or the General Partner may rely upon a Certificate signed by the General Partner:

          (i) as to the identity of the General Partner or Limited Partners hereunder;

          (ii) as to the existence or non-existence of any fact or facts which constitute conditions precedent to acts by the General Partner or in any other manner germane to the affairs of the Partnership;

          (iii) as to who is authorized to execute and deliver any instrument or document on behalf of the Partnership;

          (iv) as to the authenticity of any copy of this Agreement and amendments thereto; or

          (v) as to any act or failure to act by the Partnership or as to any other matter whatsoever involving the Partnership or any Partner.

     Section 5.2. Restrictions on Authority of the General Partner.

     A. Notwithstanding any other provisions of this Agreement, the General Partner shall have no authority to do any act required to be approved or ratified by the Limited Partners under the Act or as set forth in Section 5.2B.

     B. Without the Consent of the Limited Partners, the General Partner shall have no authority on behalf of the Partnership to:

          (i) do any willful act in contravention of this Agreement or the Act;

          (ii) convert property of the Partnership to its own use, or assign any rights in specific property of the Partnership for other than a purpose of the Partnership;

          (iii) perform any act that would subject any Limited Partner to liability as a general partner in any jurisdiction or impose any other liability on a Limited Partner except as provided for herein or under the Act;

          (iv) admit any Person as an Additional General Partner;

          (v) make any election to discontinue, liquidate or dissolve the Partnership; or

          (vi) make any election, or take any other willful action, to cause the Partnership to be treated as an association taxable as a corporation for income tax purposes.

     Section 5.3. Duties and Obligations of the General Partner - General.

     A. The General Partner shall diligently and faithfully use its best efforts to conduct the affairs of the Partnership in accordance with this Agreement, the Act and other applicable Delaware law.

     B. The General Partner shall take such action as may be necessary or appropriate in order to form or qualify the Partnership under the laws of any jurisdiction in which the Partnership is doing business or owns property or in which such formation or qualification is necessary in order to protect the limited liability of the Limited Partners or in order to continue in effect such formation or qualification. The General Partner shall take all other action necessary to perfect and maintain the Partnership as a limited partnership under the laws of the State of Delaware and (if and to the extent required by applicable law) to amend the Certificate of Limited Partnership from time to time.

     C. The General Partner shall prepare or cause to be prepared and shall file on or before the due date (including any extension thereof) any Federal, state or local tax returns required to be filed by the Partnership. The General Partner shall cause the Partnership to pay any taxes payable by the Partnership.

     D. The General Partner shall be under a duty to conduct the affairs of the Partnership in good faith and in accordance with the terms of this Agreement and in a manner consistent with the purposes of the Partnership.

     Section 5.4. Compensation of General Partner - General.

     The General Partner as the general partner of the Partnership shall be entitled to reasonable compensation for its services and reimbursement for expenses reasonably incurred in managing the Partnership.

     Section 5.5. Other Business of Partners.

     Nothing contained in this Agreement shall be construed or shall operate to limit any Partner or any Affiliate of a Partner from directly or indirectly engaging, independently or with others in any business which is or may be competitive with the business of the Partnership. Each of the Partners, including the General Partner, and Affiliated Persons shall be free to engage in any business whatsoever, including any business within the purposes of the Partnership, and neither the Partnership nor any Partner shall have any right by virtue of this Agreement or the partnership relationship created hereby in such other business or to the income or proceeds derived therefrom. Nothing in this Agreement shall be deemed to prohibit any Partner or any Affiliate of a Partner from dealing or otherwise engaging in business with the Partnership or with Persons transacting business with the Partnership, or from providing services relating to the purchase, sale, financing, management, development or operation of any venture or activity of any nature whatsoever. Neither the Partner nor any Affiliated Person of a Partner shall be obligated to present any particular business opportunity to the Partnership, even if such opportunity is of a character which could be taken by the Partnership.

     Section 5.6. Limitation of Liability of General Partner; Indemnification.

     A. A General Partner shall not be liable under this Agreement to the Partnership or any Limited Partner because any taxing authority disallows or adjusts any deductions or credits of the Partnership or otherwise adjusts any Partner's income tax return unless such action by the taxing authority is due to a course of conduct by the General Partner constituting gross negligence, material misrepresentation, willful misconduct, or material breach of fiduciary duty. The General Partner shall not be liable for the return of the Capital Contributions of the Limited Partners or for any portion thereof, it being expressly understood that any return of capital shall be made solely from the assets of the Partnership.

     B. Each of the General Partner and any Affiliate providing services to the Partnership shall be indemnified by the Partnership against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by it in connection with its duties as the General Partner of the Partnership, or in the provision of services to the Partnership, respectively, provided that the same were not the result of a course of conduct constituting misconduct, gross negligence, material misrepresentation or material breach of fiduciary duty. Any indemnity under this Section shall be provided out of and to the extent of Partnership assets only, and no Limited Partner shall have any personal liability on account thereof.

     C. No General Partner shall be liable for damages or otherwise to the Partnership or to any Partner for any act within the scope of the authority conferred under this Agreement or for any failure to act, provided that such General Partner in good faith determines that such course of conduct was in the best interest of the Partnership and such course of conduct did not constitute willful misconduct, gross negligence, material misrepresentation or material breach of fiduciary duty.

     D. The General Partner shall have no liability or responsibility hereunder to make loans, advances or additional Capital Contributions to the Partnership, except as expressly provided in this Agreement, or except as may otherwise be provided as a matter of law. However, to the extent a General Partner advances any funds to meet any liabilities or obligations of the Partnership, any such advances shall be deemed loans to the Partnership by the General Partner and shall accrue interest at the Prime Rate as printed in the Wall Street Journal on the first business day of each month, payable in arrears on the first day of each fiscal quarter of the Partnership, and such amounts shall be due and payable on the earliest date that funds are available for repayment from available Cash Flow, liquidation or dissolution of the Partnership, or the sale or refinancing by the Partnership of any of its properties and the receipt by the Partnership of the proceeds of such sale or refinancing.

     E. In the event that any action, suit or proceeding is instituted against a General Partner or any Affiliate of a General Partner with respect to the business, assets, liabilities or activities of the Partnership, the General Partner or such Affiliate may, at Partnership expense, obtain separate legal counsel and other expert assistance to defend or assist in defending any action, suit or proceeding, provided the legal action relates to the performance of duties or services by the General Partner or Affiliate on behalf of the Partnership, the legal action is initiated by a third party who is not and has never been a Partner of the Partnership, and the General Partner or the Affiliate undertakes to repay the advanced funds to the Partnership, without interest, if it is determined that the General Partner or Affiliate is not entitled to indemnification. Such General Partner or Affiliate shall have advanced to them by the Partnership, at their request, funds for payment of all expenses and costs reasonably incurred in connection with the defense of any such action or suit. The General Partner or the Affiliate shall not be advanced funds for legal expenses and other related costs incurred as a result of any legal action initiated by a Partner or former Partner or the Partnership against the General Partner or an Affiliate.

     Section 5.7. Tax Matters Partner.

     A. The General Partner shall serve as the Tax Matters Partner of the Partnership, as provided in Treasury Regulations promulgated under Section 6231 of the Code. Each Partner hereby approves of such designation and agrees to execute, acknowledge, and deliver such documents as may be deemed necessary or appropriate to evidence such approval.

     B. To the extent and in the manner provided by applicable Code sections and Regulations thereunder, the Tax Matters Partner shall perform all duties and functions required by law as such Tax Matters Partner.


                                    ARTICLE 6

                          WITHDRAWAL OF GENERAL PARTNER
                          -----------------------------

     Section 6.1. Limitation on Voluntary Withdrawal.

     A General Partner may not withdraw voluntarily from the Partnership. Except as expressly provided otherwise in this Agreement, a General Partner shall not sell, transfer or assign his, her or its Interest or any portion thereof, unless required to do so pursuant to the terms of any loan documents or other instruments or agreements to which the Partnership is or shall become a party.

     Section 6.2. Death, Incapacity or Bankruptcy of a General Partner.

     In the event of the death, incapacity or Bankruptcy of a General Partner, or dissolution of a corporate General Partner, or in the event that a creditor of a General Partner should attach or otherwise obtain an interest in that General Partner's Interest in the Partnership, the General Partner shall immediately cease to be a General Partner and his, her or its Interest shall automatically and without further action by the Partnership be converted to a Limited Partner Interest for the same Percentage Interest.

     Section 6.3. Distributions to Withdrawn General Partner.

     Subject to the maintenance of adequate reserves by the General Partner, in the event of the withdrawal of a General Partner for any reason, such General Partner or such General Partner's legal representative shall be entitled to receive from the Partnership any positive balance in such General Partner's Capital Account attributable to his or her or its General Partner's Interest adjusted to the date of withdrawal.

     Section 6.4. Liability of Withdrawn General Partner.

     If a General Partner shall cease to be a general partner of the Partnership, he or she or it shall be and shall remain liable for all obligations and liabilities incurred on account of activities of the Partnership prior to or at the time he or she or it ceased to be a General Partner, but shall be free of any obligation or liability incurred on account of the activities of the Partnership after the time he or she or it ceased to be a General Partner.

     Section 6.5. Substituted General Partners.

     In the event of the withdrawal of the sole remaining General Partner for any reason, (including dissolution, death, incapacity, or bankruptcy) the Limited Partners may elect to continue the Partnership. The Partnership will not dissolve if a majority in Interest of the Limited Partners elect in writing within 90 days of such withdrawal to continue the Partnership and, if necessary, to appoint one or more Substitute General Partners effective as of the withdrawal of the retiring General Partner.


                                    ARTICLE 7

           ASSIGNABILITY OF LIMITED PARTNERSHIP INTERESTS; REDEMPTION
           ----------------------------------------------------------

     Section 7.1. Restrictions on Withdrawals and Assignments.

     No Limited Partner may withdraw voluntarily from the Partnership during the term of the Partnership. Except as otherwise expressly permitted in this Agreement, no Limited Partner shall have the right to assign his, her or its Interest except with the written consent of the General Partner, which consent is exclusively within the discretion of the General Partner, and if the proposed transferor is also the sole General Partner, with the consent of a majority in Interest of the non-assigning Limited Partners, which consent is wholly within the discretion of the non-assigning Limited Partners. Except as otherwise expressly permitted in this Agreement, any attempt to assign without the express written consent of the General Partner or the non- assigning Limited Partners, as the case may be, shall be void and ineffectual and shall not bind the Partnership. Further:

     A. No assignment of any Interest may be made pursuant to a sale or exchange if the Interest sought to be assigned, when added to the total of all other Interests assigned pursuant to a sale or exchange within a period of twelve (12) consecutive months prior thereto would, in the opinion of legal counsel for the Partnership, result in the Partnership's termination within the meaning of
Section 708 of the Code, unless the Partnership shall have first received an opinion from tax counsel satisfactory to the Partnership that such a termination would have no adverse tax impact on the Partnership or any Partner.

     B. The General Partner may require that any assignment of an Interest in the Partnership be made only if the assignor or assignee provides an opinion of counsel that such assignment would not require filing of a registration statement under the Securities Act of 1933 or would otherwise not be in violation of any Federal or state securities laws (including any investment suitability standards) applicable to the Partnership.

     C. No assignment shall be made to a minor or incompetent (unless a guardian, custodian or conservator has been appointed).

     D. No assignment shall be made to a person not permitted to be a transferee under law (including applicable securities law).

     Section 7.2. Assignees and Substituted Limited Partner.

     A. The death, dissolution or Bankruptcy of a Limited Partner in and of itself shall not dissolve the Partnership.

     B. Where the General Partner or the non-assigning Limited Partners, as the case may be, have consented to an assignment of an Interest, the Partnership need not recognize such assignment for any purpose unless there shall have been filed with the Partnership a duly executed counterpart of the instrument making such assignment signed by both the assignor and the assignee which evidences the written acceptance by the assignee of his, her, or its agreement to be bound by all of the terms and provisions of this Agreement and represents that such assignment was made in accordance with all applicable laws and regulations (including investment suitability requirements).

     C. If a Limited Partner assigns all of his, her or its Interest, he, she or it shall cease to be a Limited Partner of the Partnership, but the assignee of such Interest shall not become a Limited Partner unless and until such assignee is admitted as a Substituted Limited Partner pursuant to Section 7.2D.

     D. Any person who is an assignee of any of the Interests of a Limited Partner shall become a Substituted Limited Partner when the General Partner shall have accepted such Person as a Limited Partner of the Partnership, the books and records of the Partnership reflect such Person as admitted to the Partnership as a Limited Partner, such person has satisfied the requirements of
Section 7.1, Section 7.2B and Section 11.1A, and when such Person shall have paid all reasonable legal fees and filing costs incurred by the Partnership in connection with his, her or its substitution as a Limited Partner; provided, however, that the General Partner's consent to the substitution of any assignee of an Interest as a Substituted Limited Partner may be granted or withheld in its sole discretion.

     E. Any Person who is the assignee of any of the Interest of a Limited Partner but who does not become a Substituted Limited Partner and desires to make a further assignment of any such Interest shall be subject to all the provisions of this Article Seven to the same extent and in the same manner as any Limited Partner desiring to make an assignment of the Interest.

     Section 7.3. Allocations Subsequent to Transfer.

     In the event of the admission or withdrawal of a Limited Partner, or in the event all or any part of a Partnership Interest is validly transferred under the terms of this Article 7, all Partnership items allocated under Article 4 hereof shall be further allocated based upon the ownership of the respective Partnership Interests prior to and following the effective date of such admission, withdrawal or transfer in a manner consistent with the requirements of Section 706 of the Code.

     Section 7.4. Liquidation of a Partner's Interest.

     In the event there is a liquidation of any Partner's Partnership Interest, for purposes of Regulation Section 1.704-1 under Code Section 704 (prior to dissolution or liquidation of the Partnership as provided in Article 8 hereof), liquidating distributions, if any, shall be made to such Partner in the ratio that the positive balance, if any, in such Partner's Capital Account, after taking into account all Capital Account adjustments provided for in Section 3.4 hereof (other than those made as a result of any such liquidating distributions), bears to the aggregate positive Capital Account balances (as so adjusted) of all Partners. Such liquidating distributions shall be made no later than the end of the taxable year during which such liquidation takes place or, if later, within 90 days after the date of such liquidation.


                                    ARTICLE 8

                 DISSOLUTION AND LIQUIDATION OF THE PARTNERSHIP
                 ----------------------------------------------

     Section 8.1. Events Causing Dissolution.

     A. The business of the Partnership shall continue upon the withdrawal of a General Partner if there is at least one other General Partner at that time.

     B. The Partnership shall be dissolved on the first to occur of the following events:

          (i) the entry of an order for relief with respect to the Partnership in the U.S. Bankruptcy Court;

          (ii) the withdrawal, dissolution, removal, death, adjudication of incompetency, or Bankruptcy of the last remaining General Partner, unless the Partnership is continued pursuant to Section 6.5;

          (iii) the decision of the General Partner to liquidate the Partnership, with the written consent of Limited Partners who then own more than two-thirds of the Percentage Interests owned by all of the Limited Partners; or

          (iv) the withdrawal, removal, death, adjudication of incompetency, or Bankruptcy of the last remaining Limited Partner, unless within 90 days after the occurrence of such event the personal representative of the last Limited Partner and all of the General Partners agree in writing to continue the business of the Partnership and to admit the personal representative of such Limited Partner (or its nominee or designee) as a Limited Partner, effective as of the occurrence of such event.

     Dissolution of the Partnership shall be effective on the day on which the event occurs giving rise to the dissolution. The Partnership shall not be terminated until the assets of the Partnership shall have been distributed as provided in Section 8.2. Notwithstanding the dissolution of the Partnership, prior to the termination of the Partnership, as aforesaid, the business of the Partnership and the affairs of the Partners as such shall continue to be governed by this Agreement.

     C. Partners shall look solely to the assets of the Partnership for all distributions with respect to the Partnership and their Capital Contribution thereto, and shall have no recourse therefor (upon dissolution or otherwise) against any General Partner, any Affiliate of a Partner, or any Limited Partner.

     Section 8.2. Liquidation.

     A. Upon the dissolution of the Partnership, its affairs shall be wound up and it shall be liquidated and the proceeds of such liquidation and the Partnership's other assets shall be distributed as follows:

          (i) All of the Partnership's ascertained debts and liabilities to creditors, including Partners, shall be paid and discharged in the order provided by applicable law.

          (ii) A reserve shall be set aside in an amount reasonably required in the judgment of the General Partner to provide for contingent or other liabilities of the Partnership.

          (iii) The Partnership's Net Profit or Net Loss (including without limitation any gain or loss resulting from any sales or other dispositions of Partnership property in connection with the liquidation of the Partnership) shall be computed and shall be allocated to the Partners in accordance with Article 4 hereof, and the Partners' Capital Accounts shall be adjusted in accordance with Section 3.4 hereof.

          (iv) Distribution shall be made to the Partners, in liquidation of the Partnership Interests of all of the Partners, to those Partners with positive Capital Account balances, after taking into account all Capital Account adjustments provided for in
     Section 3.4 hereof (other than those made as a result of any such liquidating distributions) in the ratios of such positive Capital Account balances, as so adjusted.

          (v) The remainder of the Partnership assets, if any, shall be distributed to the Partners in accordance with their Percentage Interests.

          (vi) Each Partner shall receive his, her or its share of such distributions in cash and/or in kind, and the portion of such share that is received in cash may vary from Partner to Partner, all as the General Partner may in his sole discretion determine.

          Notwithstanding the foregoing, if any assets of the Partnership are to be distributed in kind, such assets shall be distributed on the basis of the fair market value thereof, and any Partner entitled to any interest in such assets shall receive such interest therein as a tenant-in-common with all other Partners so entitled. If any asset is to be distributed in kind, the Partner's Capital Accounts shall be adjusted as provided in Section 3.4 hereof (consistent with the requirements of Regulations under Sections 704(b) and 704(c) of the Code) before any such distribution is made to reflect the increases or decreases to said Capital Accounts which would have occurred if such asset to be distributed in kind had been sold for its fair market value by the Partnership immediately prior to such distribution. All such liquidating distributions shall be made by the end of the taxable year of the Partnership in which there is a liquidation of the Partnership for purposes of Paragraphs (b)(2)(ii)(b) and (b)(2)(ii)(g) of Regulation Section 704 or, if later, within 90 days after the date of such liquidation.

          (vii) As soon as practicable, the remaining balance, if any, of the reserve established in accordance with Subparagraph (ii) hereof shall be distributed to the Partners in the manner set forth herein.

     B. Distribution of cash or property to the Partners in accordance with the provisions of Paragraph A hereof shall constitute a complete return to the Partners of their respective Partnership Interests in the Partnership assets.

     C. The winding up of the Partnership's affairs and the liquidation and distribution of its assets shall, subject to the provisions of the Act, be conducted exclusively by the General Partner, who is authorized to do any and all acts authorized by law for these purposes. When the General Partner has complied with the foregoing liquidation plan, the Partners shall execute, acknowledge, and cause to be filed an instrument evidencing the cancellation of the Certificate of Limited Partnership of the Partnership.

                                    ARTICLE 9

           BOOKS AND RECORDS, ACCOUNTING, REPORTS, TAX ELECTIONS, ETC.
           -----------------------------------------------------------


     Section 9.1. Books and Records.

     The books and records of the Partnership shall be maintained by the General Partner in accordance with applicable law at the principal office of the Partnership and shall be available for examination at such location by any Partner or such Partner's duly authorized representative at any and all reasonable times for any purpose reasonably related to the Partner's interest in the Partnership.

     Section 9.2. Accounting and Fiscal Year.

     The books of the Partnership shall be maintained in accordance with accounting methods employed for federal income tax reporting purposes. The Fiscal Year of the Partnership shall end December 31 of each year, unless otherwise required by Section 706 of the Code.

     Section 9.3. Bank Accounts and Investments.

     The funds of the Partnership shall be held in the name of the Partnership. These funds shall be deposited in the name of the Partnership in such bank accounts in such banking institutions as the General Partner shall determine, and withdrawals therefrom shall be made only in the regular course of Partnership business on such signature or signatures as the General Partner shall determine. The funds of the Partnership shall not be commingled with the funds of any other Person.

     Section 9.4. Reports.

     The General Partner shall deliver to the Limited Partners with respect to each Fiscal Year no later than the date prescribed for filing such information as shall be necessary for the preparation of Partner' Federal, State or other income tax returns.


                                   ARTICLE 10

                 MEETINGS AND VOTING RIGHTS OF LIMITED PARTNERS
                 ----------------------------------------------

     Section 10.1. Meetings.

     A. Meetings of the Partnership may be called by the General Partner for any purpose. Notification of any such meeting shall be sent to all Partners. Any matter requiring the Consent of the Limited Partners under this Agreement may be considered at a meeting of the Partners held not less than twenty nor more than sixty days after Notification of that meeting has been given by the General Partner to all Partners. Notification (a) may be given by the General Partner, in its discretion, at any time; and (b) will be given by the General Partner within thirty days after receipt by the General Partner of a request for such a meeting made by Limited Partners who hold in the aggregate more than 50% of the Interests of all Limited Partners. Any

Notification will state briefly the purpose, time, and place of the meeting. Such meeting may be held at the principal office of the Partnership or at such other location as the General Partner calling the notice may deem appropriate or desirable.

     B. The Limited Partners may be represented in person or by proxy. The General Partner shall give all the Limited Partners Notification of any proposal or other matter required by any provision of this Agreement or by law to be submitted for the consideration and approval of the Limited Partners, and that Notification will include any information required by the relevant provision of this Agreement or by law. No Notification of the time, place or purpose of any meeting of Partners need be given to a Limited Partner if he, she or it attends in person or is represented by proxy (except when the Limited Partner attends a meeting and objects to the meeting on the ground that the meeting is not lawfully called or convened), or if the Limited Partner in a writing executed and filed with the records of the meeting, either before or after the time thereof, waives such Notification.


                                   ARTICLE 11

                            MISCELLANEOUS PROVISIONS
                            ------------------------

     Section 11.1. Appointment of the General Partner as Attorney-in-Fact.

     A. Each Limited Partner, including each Substituted Limited Partner, by the execution and delivery of this Agreement, irrevocably constitutes and appoints the General Partner and the president of any corporate General Partner, acting singly, as his, her or its true and lawful agent and attorney-in-fact with full power and authority in such Limited Partner's name, place and stead to execute, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to carry out the provisions of this Agreement, including but not limited to:

          (i) all counterparts of this Agreement, and any amendment or restatement thereof, including all certificates (including the certificate(s) contemplated by Section 11.3C. hereof) and instruments, which the General Partner deems appropriate to organize, qualify or continue the Partnership as a limited partnership in the jurisdictions in which the Partnership may conduct business or in which such organization, qualification or continuation is, in the opinion of the General Partner, necessary or desirable to protect the limited liability of any Limited Partner;

          (ii) all amendments to this Agreement adopted in accordance with the terms hereof and all instruments which the General Partner deems appropriate to reflect a change or modification of the Agreement in accordance with the terms hereof;

          (iii) all documents or instruments which the General Partner deems appropriate to reflect the admission of a Partner (including any Substituted General or Limited

     Partner), the dissolution of the Partnership, sales or transfers of Partnership Interests, or the initial amount or increase or reduction in amount of any Partner's Capital Contribution or reduction in any Partner's Capital Account; and

          (iv) any document or instrument deemed necessary to effectuate the provisions of Section 5.1C granting authority to the General Partner as provided therein.

     B. The appointment by the Limited Partners, including any Substituted Limited Partner, of the General Partner as attorney-in-fact in Section 11.1A, shall be deemed to be a power coupled with an interest, in recognition of the fact that each of the Partners under this Agreement will be relying upon the power of the General Partner to act as contemplated by this Agreement in any filing and other action on behalf of the Partnership, and shall survive, and not be affected by the subsequent bankruptcy, death, incapacity, disability, adjudication of incompetence or insanity, or dissolution of any Person hereby giving such power or the transfer or assignment of all or any part of the Interest of such Person; provided however, that in the event of the transfer or assignment of all of a Limited Partner's Interest, the foregoing power of attorney of a transferor Partner shall survive such transfer only until such time as the transferee shall have been admitted to the Partnership as a Substituted Limited Partner and all required documents and instruments shall have been duly executed, filed and recorded to effect such substitution.

     Section 11.2. Counterparts.

     A. The General Partner and the Limited Partners, any Substituted Limited Partner and any Substituted General Partner shall each become a signatory hereof by signing such number of counterpart signature pages to this Agreement and such other instruments and in such manner as the General Partner shall determine. By so signing, the Limited Partners, any Substituted Limited Partner or Substituted General Partner, as the case may be, shall be deemed to have adopted, and to have agreed to be bound by, all the provisions of this Agreement.

     B. This Agreement may be executed in several counterparts, all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties have not signed the same counterpart.

     Section 11.3. Amendments.

     A. In addition to the amendments otherwise authorized herein, amendments may be made to this Agreement from time to time by the General Partner with the Consent of the Limited Partners; provided, however, that without the consent of all of the Partners, this Agreement may not be amended so as to (i) convert the Interest of a Limited Partner into a General Partner's Interest; (ii) modify the limited liability of a Limited Partner; (iii) alter the Interest of a Partner in Net Profits, Net Losses, gains from a sale or losses from a sale or distributions of Cash Flow (except in connection with the admission or withdrawal of a Partner to or from the Partnership); (iv) reduce the percentage of Partners which is required to consent to any action hereunder; (v) permit the General Partner to take any action prohibited by Section 5.2; or (vi) modify this Section 11.3A. In addition to the amendments otherwise authorized herein, amendments may be made to this Agreement from time to time by the General Partner without notification to or Consent of the Limited Partners solely to cure any ambiguity, defect or inconsistency in this Agreement.

     B. If this Agreement shall be amended as a result of adding or substituting a Limited Partner, the amendment to this Agreement shall be signed by the General Partner and by the Person to be substituted or added and, if a Limited Partner is to be substituted, by the assigning Limited Partner. If this Agreement shall be amended to reflect the withdrawal of the General Partner when the business of the Partnership is being continued, such amendment shall be signed by the successor General Partner.

     C. In making any amendments, there shall be prepared and filed for recordation by the General Partner such documents and certificates as shall be required to be prepared and filed under the Act and under the laws of any other jurisdictions under which the Partnership is then formed or qualified.

     Section 11.4. Binding Provisions.

     The covenants and agreements contained herein shall be binding upon, and inure to the benefit of, the heirs, executors, administrators, personal representatives, successors and assigns of the respective parties hereto.

     Section 11.5. Applicable Law.

     This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware.

     Section 11.6. Separability of Provisions.

     Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions hereof are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

     Section 11.7. Arbitration.

     Each Partner hereby agrees that any dispute or claim he, she or it may have with or against another Partner relating to the Partnership or its business, or between any Partner and the Partnership, shall not be the subject of litigation but shall instead be submitted to binding arbitration pursuant to the rules of the American Arbitration Association, Naples, Florida, office, or another private arbiter mutually satisfactory to the parties to the dispute. Each Partner hereby further agrees that the losing party in any such arbitration shall pay the other party's costs, including reasonable legal and other professional fees, paid or incurred in defending against any such dispute or claim.

     Section 11.8. Entire Agreement.

     This Agreement constitutes the entire agreement among the parties; it supersedes any prior agreement or understandings among them, oral or written, all of which are hereby cancelled. This Agreement may not be modified or amended other than as provided in Section 11.3.

     Section 11.9. Headings, Etc.

     The headings in this Agreement are inserted for convenience of reference only and will not affect interpretation of this Agreement. Whenever from the context it appears appropriate, each term stated in either the singular or the plural will include the singular and the plural, and pronouns stated in the neuter gender will include the masculine, the feminine, and the neuter.

     Section 11.10. No Waiver.

     The failure of any Partner to seek redress for violation or to insist on strict performance, of any covenant or condition of this Agreement will not prevent a subsequent act that would have constituted a violation from having the effect of an original violation.

     Section 11.11. Legends.

     If certificates are issued evidencing a Limited Partnership Interest, each certificate will bear legends as may be required by applicable federal and state laws, or as may be deemed necessary or appropriate by the General Partner to reflect restrictions upon transfer contemplated herein.

     IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first above written.


                                    GENERAL PARTNER:

                                    CLP, Inc.



                                    By:
                                        -----------------------------
                                        Abraham D. Gosman, President

                    CHANCELLOR PARTNERS LIMITED PARTNERSHIP I

                         Limited Partner Signature Page
                         ------------------------------

     The undersigned Limited Partner hereby executes the Agreement of Limited Partnership of Chancellor Partners Limited Partnership I, agrees to be bound by all of the provision of said Agreement, and authorizes the attachment of this signature page to a counterpart of said Agreement executed by the General Partner of said Partnership.

Dated as of:               , 1997



                                  ---------------------------------
                                  Andrew Gosman

                    CHANCELLOR PARTNERS LIMITED PARTNERSHIP I

                         Limited Partner Signature Page
                         ------------------------------

     The undersigned Limited Partner hereby executes the Agreement of Limited Partnership of Chancellor Partners Limited Partnership I, agrees to be bound by all of the provision of said Agreement, and authorizes the attachment of this signature page to a counterpart of said Agreement executed by the General Partner of said Partnership.

Dated as of:               , 1997



                                       By:
                                            ---------------------------------
                                            Michael Gosman

                    CHANCELLOR PARTNERS LIMITED PARTNERSHIP I

                         Limited Partner Signature Page
                         ------------------------------

     The undersigned Limited Partner hereby executes the Agreement of Limited Partnership of Chancellor Partners Limited Partnership I, agrees to be bound by all of the provisions of said Agreement, and authorizes the attachment of this signature page to a counterpart of said Agreement executed by the General Partner of said Partnership.

Dated as of:               , 1997



                                       CHANCELLOR PARTNERS BUSINESS TRUST



                                       By:
                                             -----------------------------
                                             Michael M. Gosman, Trustee



                                       By:
                                             -----------------------------
                                             Andrew D. Gosman, Trustee

                    CHANCELLOR PARTNERS LIMITED PARTNERSHIP I

                                   Schedule A
                                   ----------

                       Partners and Capital Contributions
                       ----------------------------------



General Partner           Capital Contribution           Percentage Interest
---------------           --------------------           -------------------

CLP, Inc.                 18,707 shares of Common             .46043%
                          Stock of PhyMatrix Corp.
                          and 20,968 shares of
                          Common Stock of
                          CareMatrix Corporation

Limited Partners
----------------
Name                      Capital Contribution           Percentage Interest
----                      --------------------           -------------------

Andrew Gosman             1,421,677.3 shares of               35.3783%
                          Common Stock of
                          PhyMatrix Corp. and
                          1,619,836 shares of
                          Common Stock of
                          CareMatrix Corporation

Michael Gosman            1,421,677.3 shares of               35.3783%
                          Common Stock of
                          PhyMatrix Corp. and
                          1,619,836 shares of
                          Common Stock of
                          CareMatrix Corporation

Chancellor Partners       1,156,645.4 shares of                28.783%
Business Trust            Common Stock of
                          PhyMatrix Corp. and
                          1,317,863 shares of
                          Common Stock of
                          CareMatrix Corporation

                                                                       EXHIBIT B
                                    AGREEMENT
                                       OF
                               LIMITED PARTNERSHIP
                                       OF
                   CHANCELLOR PARTNERS LIMITED PARTNERSHIP II

     Chancellor Partners Limited Partnership II (the "Partnership") hereby is formed as a limited partnership under the laws of the State of Delaware pursuant to this Agreement of Limited Partnership among CLP, Inc. as General Partner, and the initial Limited Partners executing a signature page hereto. A Certificate of Limited Partnership of the Partnership was filed with the Secretary of State of Delaware on November 26, 1997.

     Now, therefore, it is hereby agreed as of the 26th day of November, 1997 as follows:

                                    ARTICLE 1

                                  DEFINED TERMS
                                  -------------

     Section 1.1. Defined Terms. The defined terms used in this Agreement shall, unless the context otherwise requires, have the respective meanings specified in this Section 1.1. For all purposes of this Agreement, the following definitions are to be equally applicable to both the singular and plural forms of the terms defined.

     "Act" shall refer to the Delaware Revised Uniform Limited Partnership Act in effect as of the date of this Agreement, and as amended from time to time.

     "Additional Limited Partners" shall refer to those persons admitted to the Partnership as Limited Partners, excluding the Original Limited Partners, in their capacities as such.

     "Affiliated Person" or "Affiliate" means, with respect to any Partner, any other Person who is a member of the Partner's Immediate Family or a Parent, a Subsidiary, or a Subsidiary of a Parent with respect to such Partner or a member of the Partner's Immediate Family.

     "Agreement" means this Agreement of Limited Partnership, as the same may be hereafter amended or modified from time to time.

     "Bankruptcy" means, with respect to a Partner: (a) the making of an assignment for the benefit of such Partner's creditors; (b) the filing of a voluntary petition in bankruptcy by such Partner; (c) adjudication of such Partner as bankrupt or insolvent, or the entry against such Partner of an order of relief in any bankruptcy or insolvency proceeding; (d) the filing of a petition or answer by such Partner seeking for itself, himself, or herself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute or regulation; (e) the filing by such Partner of an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it, him, or her in any proceeding of this nature; or (f) seeking consent to or acquiescence in the appointment of a trustee, receiver, or liquidator of such Partner or all or any substantial part of its, his, or her properties.

     "Capital Account" means the capital account of a Partner, maintained in accordance with the provisions of Section 3.4 of this Agreement.

     "Capital Contribution" means, with respect to any Partner, the total amount of cash and fair market value of property contributed to the Partnership by such Partner.

     "Cash Flow" means, with respect to any fiscal period, cash receipts (excluding Capital Contributions) of the Partnership from all sources during such fiscal period less (i) all cash expenditures of the Partnership during such fiscal period including, without limitation, debt service, repayment of advances made by any Partner, and fees for management services, (ii) such reasonable reserves as may be determined by the General Partner in its sole discretion (but not less than any reserves required by the terms of any indebtedness of the Partnership) as necessary to provide for the foreseeable needs of the Partnership, and (iii) income from assets or proceeds from the sale or exchange of any assets of the Partnership which the General Partner determines to reinvest or hold for investment on behalf of the Partnership, in its sole discretion.

     "Code" means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

     "Consent of the Limited Partners" means the prior written consent of Limited Partners who hold in the aggregate more than 50% of the Interests of all Limited Partners.

     "Entity" means any general partnership, limited partnership, corporation, trust, business trust, limited liability company or partnership, cooperative or association or any other form which is a legal entity under applicable law.

     "Fiscal Year" means the fiscal year of the Partnership established in
Section 9.2.

     "General Partner" means CLP, Inc., a Delaware corporation, and any Substituted General Partners.

     "Immediate Family" means, with respect to any Partner, his or her spouse, children, grandchildren, the spouses of any of the foregoing or trusts for their benefit.

     "IRS" means the Internal Revenue Service.

     "Limited Partners" shall refer to the Original Limited Partners, any Additional Limited Partners, and any Substituted Limited Partners listed as such in the books and records of the Partnership who shall, from time to time, be limited partners of the Partnership.

     "Net Loss" means, with respect to any Fiscal Year, the net loss of the Partnership, if any, for such year as determined in accordance with the Partnership's accounting methods.

     "Net Profit" means, with respect to any Fiscal Year, the net income of the Partnership, if any, for such year as determined in accordance with the Partnership's accounting methods.

     "Notification" means a written notice containing the information required by this Agreement to be communicated to any Person and sent by registered, certified or first-class mail to such Person at the last known address of such Person; provided, however, that any communication containing such information actually received by such Person shall constitute Notification.

     "Original Limited Partners" has the meaning set forth in Section 3.2.

     "Parent" means, with respect to any Entity, any Person which (A) owns directly, or indirectly through one or more Entities, fifty percent (50%) or more of the voting or beneficial interest in such Entity or (B) otherwise has the right or power, whether through ownership of securities, rights under agreements or otherwise, to control such Entity.

     "Partners" means, collectively, the Limited Partners, as constituted from time to time, and the General Partners.

     "Partnership Interest" or "Interest" means the entire interest of a Partner in the Partnership at any particular time, including the right of such Partner to any and all benefits to which a Partner may be entitled as provided in this Agreement, together with the obligations of such Partner to comply with all the terms and conditions of this Agreement and also shall include such interests, rights and obligations in any successor partnership formed pursuant to this Agreement.

     "Percentage Interest" means a Partner's Interest expressed as a total of all Partnership Interests. Each Partner's Percentage Interest shall be set forth on Schedule A to this Agreement as the same may be amended from time to time.

     "Person" means any individual or Entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such individual or Entity where the context so admits.

     "Profits" and "Losses" means taxable income and losses, and each item of income, gain, loss, deduction or credit entering into the computation thereof, as determined in accordance with the accounting methods followed by the Partnership for Federal income tax purposes.

     "Subsidiary" means, with respect to any Person, (A) any Entity in which such Person owns directly, or indirectly through one or more Entities, fifty percent (50%) or more of the voting or beneficial interest or (B) any Entity which such Person otherwise has the right or power to control, whether through ownership of securities, rights under agreements or otherwise.

     "Substituted General Partner" means any Person admitted to the Partnership as a General Partner pursuant to the provisions of Section 6.5 and who is listed as such in the books and records of the Partnership.

     "Substituted Limited Partner" means any Person admitted to the Partnership as a Limited Partner pursuant to the provisions of Section 7.2 and who is listed as such in the books and records of the Partnership.

     "Transfer" or "Transferred" or any other capitalized grammatical variation thereof, unless otherwise specifically provided, refers to the sale, exchange, assignment, distribution (upon liquidation or otherwise), encumbrance, hypothecation, gift, pledge, transfer or other disposition or alienation, whether absolute, contingent or collateral, in any way, of all or any part of an Interest in the Partnership, including any transfer incident to a divorce or separation, except any pledge or other hypothecation effected for the purpose of securing borrowings of the Partnership which have been approved by the General Partner.

                                    ARTICLE 2

                    NAME, PLACE OF BUSINESS, PURPOSE AND TERM
                    -----------------------------------------

     Section 2.1. Name and Office.

     The name of the Partnership shall be Chancellor Partners Limited Partnership II. The principal office of the Partnership shall be located at
                     , or at such other place as the General Partner may from time to time determine. The resident agent for service of process is Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

     Section 2.2. Purposes.

     The Partnership has been formed for the purpose of providing a more efficient and clearly defined vehicle for management by the General Partner of property contributed to the Partnership and of voting certain securities contributed to the Partnership. The purposes of the Partnership shall be to (a) to engage in the business of buying, selling, investing and trading in stocks, bonds, real estate, securities and other investments, including but not limited to newly formed private companies, closely held partnerships, corporations, limited liability companies, or other business ventures, and to engage in any other business or activities incidental or related to the foregoing, and (b) to engage in any business or activity which may be lawfully carried on by a limited partnership under the provisions of Delaware law. The Partnership may engage in any activity related to the foregoing purposes and will not engage in any other business or activity without the Consent of the Limited Partners.

     Section 2.3. Authority of the Partnership.

     In order to carry out its purposes and not in limitation thereof, the Partnership is empowered and authorized to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of its purposes, and for the protection and benefit of the Partnership, as permitted under the Act.

     Section 2.4. Term.

     The term of the Partnership shall continue in full force until dissolution of the Partnership pursuant to the provisions of Article 8.

                                   ARTICLE 3

                              PARTNERS AND CAPITAL
                              --------------------

     Section 3.1. General Partner.

     The original General Partner of the Partnership is CLP, Inc., a Delaware corporation.

     Section 3.2. Original Limited Partners.

     Upon execution and delivery of this Agreement, the Persons executing counterpart copies of this Agreement in their capacity as the initial Limited Partners upon payment for their Interest in the Partnership will be the original Limited Partners ("Original Limited Partners").

     Section 3.3. Additional Limited Partners.

     The General Partner may, from time to time, admit one or more Persons as Additional Limited Partners on such terms and conditions as the General Partner may determine. No person shall be deemed to be admitted as a Limited Partner until the General Partner accepts such Person as a Limited Partner of the Partnership, the books and records reflect such Person as admitted to the Partnership as a Limited Partner, and such Person has executed a counterpart of this Agreement and paid any Capital Contribution required as a condition to admission.

     Section 3.4. Capital Accounts.

     A. The Partnership shall maintain a separate capital account for each Partner. Each Partner's initial Capital Account balance shall equal such Partner's initial contribution to the capital of the Partnership. Each Partner's Capital Account shall thereafter be increased by (i) any cash or the fair market value of any property thereafter contributed by such Partner (net of liabilities assumed by the Partnership and liabilities to which such contributed property is subject), (ii) the amount of any Partnership liabilities that are assumed by such Partner, and (iii) such Partner's distributive share of the Partnership's income and gain (or items thereof). Each Partner's Capital Account shall be decreased by (i) such Partner's distributive shares of the Partnership's loss and deductions (or items thereof), (ii) the amount of such Partner's individual liabilities that are assumed by the Partnership, (iii) such Partner's share of expenditures of the Partnership described in Section 705(a)(2)(B) of the Code, and (iv) the amount of cash or the fair market value of any property distributed by the Partnership to such Partner (net of liabilities assumed by such Partner and liabilities to which such distributed property is subject). Other appropriate adjustments to each Partner's Capital Account shall also be made from time to time, in accordance with the rules set forth in applicable regulations under Section 704 of the Code or the requirements of any other applicable proposed, final or temporary regulations thereunder, including, without limitation, adjustments resulting from increases or decreases to Capital Accounts following revaluations of Partnership property pursuant to Treasury Regulation Section

1.704-1(b)(2)(iv)(f). It is the intent of the Partners that the Capital Accounts shall be determined and maintained in accordance with said Code section and said regulations, and this Section 3.4 shall be construed in a manner consistent therewith. Each Partner shall have a single Capital Account that reflects all his, her or its Interests in the Partnership. No Partner shall be entitled to interest on his, her or its Capital Account or on any Capital Contribution.

     B. Except as may be specifically provided herein, no Partner shall have the right to withdraw all or any part of his, her or its Capital Contribution from the Partnership. No Partner shall have any right to demand or receive property or cash of the Partnership in return of his, her or its Capital Contribution except as may be specifically provided in this Agreement.

     C. The original Capital Account established for any Substituted General or Limited Partner shall be in the same amount as, and shall replace, the Capital Account of the Partner which such Substituted General or Limited Partner succeeds, and, for the purposes of this Agreement, such Substituted General or Limited Partner shall be deemed to have made the Capital Contribution, to the extent actually paid in, of the Partner which such Substituted General or Limited Partner succeeds. To the extent a Substituted General or Limited Partner receives less than 100% of the Interest in the Partnership of a Partner he, she or it succeeds, the original Capital Account and Capital Contribution of such Substituted General or Limited Partner shall be in proportion to the Interest he, she or it receives, and the Capital Account and Capital Contribution of the Partner who retains a partial Interest in the Partnership shall be in proportion to the Interest he, she or it retains.

     Section 3.5. Liability of the Limited Partners; Additional Capital Contributions.

     Except as otherwise required by this Agreement or the Act, no Limited Partner shall be liable for any debts, liabilities, contracts or any other obligations of the Partnership. Except as otherwise required by this Agreement or the Act, a Limited Partner has no liability in excess of the amount of contributions that he, she or it is obligated to make to the Partnership and his, her or its share of the Partnership's assets and undistributed profits. No Limited Partner shall be required to lend any funds to the Partnership or, after his, her or its Capital Contribution has been paid, to make any further Capital Contributions to the Partnership.

     Section 3.6. Liability of the General Partner.

     Except as provided in the Act, the General Partner has the liabilities of a partner in a partnership without limited partners to all Persons, including the Partnership and the other Partners. This Agreement shall not be amended to limit such liability of the General Partner.

                                    ARTICLE 4

                DISTRIBUTIONS: ALLOCATIONS OF PROFITS AND LOSSES
                ------------------------------------------------

     Section 4.1. Distributions of Cash Flow.

     Cash Flow with respect to each Fiscal Year shall be distributed at the discretion of the General Partner, at such times as the General Partner deems appropriate. The General Partner shall have the discretion to distribute Cash Flow for any Fiscal Year to the Partners or to any of them without regard to their Percentage Interests; provided, however, that all distributions of Cash Flow to Partners shall be appropriately reflected as adjustments to their Capital Accounts as provided in Section 3.4A hereof, and that no distribution of Cash Flow shall be made to a Partner if such distribution would cause or increase a deficit balance in such Partner's Capital Account.

     Section 4.2. Allocation of Net Profits and Losses from Operations.

     Except as otherwise provided in Sections 4.3, 4.4, and 4.5 hereof, and subject to the provisions of Section 7.3 hereof, the Net Profit or Net Loss as of the end of any Fiscal Year shall be allocated among all the Partners in accordance with their Percentage Interests.

     Section 4.3. Allocation of Gains from Sales.

     Subject to the provisions of Sections 4.5 and 7.3 hereof, any gain from a sale of Partnership property shall be allocated as follows:

     (a) There shall first be allocated to each Partner with a deficit in his, her or its Capital Account an amount of such gain sufficient to bring his, her or its Capital Account to zero. If such gain shall be insufficient to bring to zero the Capital Accounts of all Partners with deficits in their Capital Accounts, then such gain shall be allocated to those Partners with deficits in their Capital Accounts in proportion to their respective deficit Capital Account balances.

     (b) The balance, if any, of such gain shall be allocated to the Partners in proportion to their Percentage Interests.

     Section 4.4. Allocation of Losses from Sale.

     Subject to the provisions of Sections 4.5 and 7.3 hereof, any loss from a sale of Partnership property shall be allocated as follows:

     (a) There shall first be allocated to each Partner with a positive Capital Account an amount of such loss sufficient to reduce his, her or its Capital Account to zero. If such loss shall be insufficient to reduce to zero the Capital Accounts of all Partners with positive Capital Accounts, then such loss shall be allocated to those Partners with positive Capital Accounts in proportion to their respective positive Capital Account balances.

     (b) The balance, if any, of such loss shall be allocated to Partners in proportion to their Percentage Interests.

     Section 4.5. Allocations With Respect to Contributed Property.

     Notwithstanding any other provision of this Agreement to the contrary, items of income, gain, loss, and deduction with respect to property contributed to the Partnership by any Partner shall be allocated among the Partners so as to take into account the variation between the basis of the property to the Partnership and its fair market value at the time of contribution in accordance with the requirements of Section 704(c) of the Code and applicable Regulations thereunder.

                                    ARTICLE 5

                RIGHTS, POWERS AND DUTIES OF THE GENERAL PARTNER
                ------------------------------------------------

     Section 5.1. Management of the Partnership.

     A. Except as otherwise expressly limited by the provisions of this Agreement, the General Partner shall have exclusive discretion in the management and control of the business and affairs of the Partnership and all powers necessary, convenient, and appropriate to carry out the purposes, conduct the business and exercise the powers of the Partnership, and it is hereby authorized to take any action of any kind and to do anything and everything it deems necessary or appropriate in accordance with the provisions of this Agreement and to the extent permitted by Delaware law. If there is more than one General Partner, the General Partners shall act by a majority of their Percentage Interest as General Partners.

     B. Except as otherwise expressly provided in this Agreement, no Limited Partner shall participate in or have any control whatsoever over the Partnership's business or have any authority or right to act for or bind the Partnership. Each Limited Partner hereby consents to the exercise by the General Partner of the powers conferred on it by this Agreement.

     C. Except to the extent otherwise provided herein, the General Partner is hereby authorized without the Consent or approval of the Limited Partners to:

          (i) execute or amend any and all agreements, contracts, documents, certifications and instruments necessary or convenient for the efficient conduct and operation of the Partnership's business;

          (ii) prepay in whole or in part, recast, modify or extend any debt, and in connection therewith to execute any extensions, consolidations, modifications or renewals of debt obligations;

          (iii) borrow funds from lenders, including Partners, to fund the operations of the Partnership, on such terms as the General Partner may negotiate;

          (iv) deal with, or otherwise engage in business with, any Person who has provided or may in the future provide any services, lend money or sell property to or purchase from a Partner or any Affiliate of a Partner. The General Partner may enter into agreements on behalf of the Partnership, employ agents, attorneys, accountants, appraisers, or other consultants or contractors who may be Affiliates of a Partner, and may enter into agreements to employ Affiliates of a Partner to provide further or additional services to the Partnership;

          (v) engage in any kind of activity and perform and carry out contracts of any kind necessary to, or in connection with, or incidental to the accomplishment of the purposes of the Partnership, as may be lawfully carried on or performed by a partnership under the laws of the State of Delaware and in each state where the Partnership has been qualified to do business;

          (vi) satisfy any and all Partnership obligations for which any General Partner is personally liable before satisfying Partnership obligations as to which the General Partner has no such personal liability;

          (vii) make an election, or revocation of an election, on behalf of the Partnership under Section 754 of the Code;

          (viii) invest and reinvest in bonds, notes, debentures, shares of stock, mutual fund shares, life insurance, annuities, mortgages, commercial papers, interests in limited partnerships or limited liability companies, certificates of deposit, and interest-bearing savings accounts;

          (ix) sell, trade, and deal in stocks, bonds, and securities of every nature, including puts and calls, on margin or otherwise, including short selling and, in connection therewith, to borrow money and to pledge any and all stocks, bonds and securities; to authorize any broker to lend separately or together with the property of others, to itself or others, any property which the broker may be carrying for the Partnership on margin.

          (x) borrow from any Limited Partner or lend funds of the Partnership to any Limited Partner on such terms as it shall determine in its discretion.

     D. The General Partner shall have the exclusive right to make all decisions concerning the investment and reinvestment of any assets of the Partnership. For purposes of this Section 5.1D, the term "decisions concerning the investment and reinvestment of any assets of the Partnership" shall mean specifically, but not by way of limitation, decisions concerning the sale, purchase, investment, reinvestment and exchange of any Partnership assets, including the granting of options but not including any right to vote any shares of any security of any corporation or other business entity owned by the Partnership, even if such vote should arise in connection with any merger, consolidation, foreclosure, liquidation, recapitalization or reorganization pertaining to any such security or such business entity. The exclusive right to exercise any voting rights with respect to any such securities owned by the Partnership shall belong to the Limited Partners, who shall each independently vote a percentage of any securities equal to such Limited Partners' Percentage Interest.

     E. Except as provided below, or as otherwise expressly provided in this Agreement, all decisions concerning the management of the Partnership's investments and its day-to-day management shall be made solely by the General Partner. Specifically, but not by way of limitation, the General Partner shall be authorized:

          (x) to cause to be paid on or before the due date thereof all amounts due and payable by the Partnership to any Person or Entity; and

          (xi) to employ such agents, employees, managers, accountants, attorneys, consultants and other Persons, including any General Partner, necessary or appropriate to carry out the business and affairs of the Partnership, whether or not any such Persons so employed are Affiliated Persons of, or related to, any Partner, and to pay such fees, expenses, salaries, wages and other compensation to such Persons as it shall in its sole discretion determine.

     F. With respect to all of its obligations, powers and responsibilities under this Agreement, the General Partner is authorized to execute and deliver, for and on behalf of the Partnership, such instruments and agreements as it deems proper, all on such terms and conditions as the General Partner deems proper.

     G. Any Person dealing with the Partnership or the General Partner may rely upon a Certificate signed by the General Partner:

          (xii) as to the identity of the General Partner or Limited Partners hereunder;

          (xiii) as to the existence or non-existence of any fact or facts which constitute conditions precedent to acts by the General Partner or in any other manner germane to the affairs of the Partnership;

          (xiv) as to who is authorized to execute and deliver any instrument or document on behalf of the Partnership;

          (xv) as to the authenticity of any copy of this Agreement and amendments thereto; or

          (xvi) as to any act or failure to act by the Partnership or as to any other matter whatsoever involving the Partnership or any Partner.

     Section 5.2. Restrictions on Authority of the General Partner.

     A. Notwithstanding any other provisions of this Agreement, the General Partner shall have no authority to do any act required to be approved or ratified by the Limited Partners under the Act or as set forth in Section 5.2B.

     B. Without the Consent of the Limited Partners, the General Partner shall have no authority on behalf of the Partnership to:

          (i) do any willful act in contravention of this Agreement or the Act;

          (ii) convert property of the Partnership to its own use, or assign any rights in specific property of the Partnership for other than a purpose of the Partnership;

          (iii) perform any act that would subject any Limited Partner to liability as a general partner in any jurisdiction or impose any other liability on a Limited Partner except as provided for herein or under the Act;

          (iv) admit any Person as an Additional General Partner;

          (v) make any election to discontinue, liquidate or dissolve the Partnership; or

          (vi) make any election, or take any other willful action, to cause the Partnership to be treated as an association taxable as a corporation for income tax purposes.

     Section 5.3. Duties and Obligations of the General Partner - General.

     A. The General Partner shall diligently and faithfully use its best efforts to conduct the affairs of the Partnership in accordance with this Agreement, the Act and other applicable Delaware law.

     B. The General Partner shall take such action as may be necessary or appropriate in order to form or qualify the Partnership under the laws of any jurisdiction in which the Partnership is doing business or owns property or in which such formation or qualification is necessary in order to protect the limited liability of the Limited Partners or in order to continue in effect such formation or qualification. The General Partner shall take all other action necessary to perfect and maintain the Partnership as a limited partnership under the laws of the State of Delaware and (if and to the extent required by applicable law) to amend the Certificate of Limited Partnership from time to time.

     C. The General Partner shall prepare or cause to be prepared and shall file on or before the due date (including any extension thereof) any Federal, state or local tax returns required to be filed by the Partnership. The General Partner shall cause the Partnership to pay any taxes payable by the Partnership.

     D. The General Partner shall be under a duty to conduct the affairs of the Partnership in good faith and in accordance with the terms of this Agreement and in a manner consistent with the purposes of the Partnership.

     Section 5.4. Compensation of General Partner - General.

     The General Partner as the general partner of the Partnership shall be entitled to reasonable compensation for its services and reimbursement for expenses reasonably incurred in managing the Partnership.

     Section 5.5. Other Business of Partners.

     Nothing contained in this Agreement shall be construed or shall operate to limit any Partner or any Affiliate of a Partner from directly or indirectly engaging, independently or with others in any business which is or may be competitive with the business of the Partnership. Each of the Partners, including the General Partner, and Affiliated Persons shall be free to engage in any business whatsoever, including any business within the purposes of the Partnership, and neither the Partnership nor any Partner shall have any right by virtue of this Agreement or the partnership relationship created hereby in such other business or to the income or proceeds derived therefrom. Nothing in this Agreement shall be deemed to prohibit any Partner or any Affiliate of a Partner from dealing or otherwise engaging in business with the Partnership or with Persons transacting business with the Partnership, or from providing services relating to the purchase, sale, financing, management, development or operation of any venture or activity of any nature whatsoever. Neither the Partner nor any Affiliated Person of a Partner shall be obligated to present any particular business opportunity to the Partnership, even if such opportunity is of a character which could be taken by the Partnership.

     Section 5.6. Limitation of Liability of General Partner; Indemnification.

     A. A General Partner shall not be liable under this Agreement to the Partnership or any Limited Partner because any taxing authority disallows or adjusts any deductions or credits of the Partnership or otherwise adjusts any Partner's income tax return unless such action by the taxing authority is due to a course of conduct by the General Partner constituting gross negligence, material misrepresentation, willful misconduct, or material breach of fiduciary duty. The General Partner shall not be liable for the return of the Capital Contributions of the Limited Partners or for any portion thereof, it being expressly understood that any return of capital shall be made solely from the assets of the Partnership.

     B. Each of the General Partner and any Affiliate providing services to the Partnership shall be indemnified by the Partnership against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by it in connection with its duties as the General Partner of the Partnership, or in the provision of services to the Partnership, respectively, provided that the same were not the result of a course of conduct constituting misconduct, gross negligence, material misrepresentation or material breach of fiduciary duty. Any indemnity under this Section shall be provided out of and to the extent of Partnership assets only, and no Limited Partner shall have any personal liability on account thereof.

     C. No General Partner shall be liable for damages or otherwise to the Partnership or to any Partner for any act within the scope of the authority conferred under this Agreement or for any failure to act, provided that such General Partner in good faith determines that such course of conduct was in the best interest of the Partnership and such course of conduct did not constitute willful misconduct, gross negligence, material misrepresentation or material breach of fiduciary duty.

     D. The General Partner shall have no liability or responsibility hereunder to make loans, advances or additional Capital Contributions to the Partnership, except as expressly provided in this Agreement, or except as may otherwise be provided as a matter of law. However, to the extent a General Partner advances any funds to meet any liabilities or obligations of the Partnership, any such advances shall be deemed loans to the Partnership by the General Partner and shall accrue interest at the Prime Rate as printed in the Wall Street Journal on the first business day of each month, payable in arrears on the first day of each fiscal quarter of the Partnership, and such amounts shall be due and payable on the earliest date that funds are available for repayment from available Cash Flow, liquidation or dissolution of the Partnership, or the sale or refinancing by the Partnership of any of its properties and the receipt by the Partnership of the proceeds of such sale or refinancing.

     E. In the event that any action, suit or proceeding is instituted against a General Partner or any Affiliate of a General Partner with respect to the business, assets, liabilities or activities of the Partnership, the General Partner or such Affiliate may, at Partnership expense, obtain separate legal counsel and other expert assistance to defend or assist in defending any action, suit or proceeding, provided the legal action relates to the performance of duties or services by the General Partner or Affiliate on behalf of the Partnership, the legal action is initiated by a third party who is not and has never been a Partner of the Partnership, and the General Partner or the Affiliate undertakes to repay the advanced funds to the Partnership, without interest, if it is determined that the General Partner or Affiliate is not entitled to indemnification. Such General Partner or Affiliate shall have advanced to them by the Partnership, at their request, funds for payment of all expenses and costs reasonably incurred in connection with the defense of any such action or suit. The General Partner or the Affiliate shall not be advanced funds for legal expenses and other related costs incurred as a result of any legal action initiated by a Partner or former Partner or the Partnership against the General Partner or an Affiliate.

     Section 5.7. Tax Matters Partner.

     A. The General Partner shall serve as the Tax Matters Partner of the Partnership, as provided in Treasury Regulations promulgated under Section 6231 of the Code. Each Partner hereby approves of such designation and agrees to execute, acknowledge, and deliver such documents as may be deemed necessary or appropriate to evidence such approval.

     B. To the extent and in the manner provided by applicable Code sections and Regulations thereunder, the Tax Matters Partner shall perform all duties and functions required by law as such Tax Matters Partner.

                                    ARTICLE 6

                          WITHDRAWAL OF GENERAL PARTNER
                          -----------------------------

     Section 6.1. Limitation on Voluntary Withdrawal.

     A General Partner may not withdraw voluntarily from the Partnership. Except as expressly provided otherwise in this Agreement, a General Partner shall not sell, transfer or assign his, her or its Interest or any portion thereof, unless required to do so pursuant to the terms of any loan documents or other instruments or agreements to which the Partnership is or shall become a party.

     Section 6.2. Death, Incapacity or Bankruptcy of a General Partner.

     In the event of the death, incapacity or Bankruptcy of a General Partner, or dissolution of a corporate General Partner, or in the event that a creditor of a General Partner should attach or otherwise obtain an interest in that General Partner's Interest in the Partnership, the General Partner shall immediately cease to be a General Partner and his, her or its Interest shall automatically and without further action by the Partnership be converted to a Limited Partner Interest for the same Percentage Interest.

     Section 6.3. Distributions to Withdrawn General Partner.

     Subject to the maintenance of adequate reserves by the General Partner, in the event of the withdrawal of a General Partner for any reason, such General Partner or such General Partner's legal representative shall be entitled to receive from the Partnership any positive balance in such General Partner's Capital Account attributable to his or her or its General Partner's Interest adjusted to the date of withdrawal.

     Section 6.4. Liability of Withdrawn General Partner.

     If a General Partner shall cease to be a general partner of the Partnership, he or she or it shall be and shall remain liable for all obligations and liabilities incurred on account of activities of the Partnership prior to or at the time he or she or it ceased to be a General Partner, but shall be free of any obligation or liability incurred on account of the activities of the Partnership after the time he or she or it ceased to be a General Partner.

     Section 6.5. Substituted General Partners.

     In the event of the withdrawal of the sole remaining General Partner for any reason (including dissolution, death, incapacity, or bankruptcy), the Limited Partners may elect to continue the Partnership. The Partnership will not dissolve if a majority in Interest of the Limited Partners elect in writing within 90 days of such withdrawal to continue the Partnership and, if necessary, to appoint one or more Substitute General Partners effective as of the withdrawal of the retiring General Partner.

                                    ARTICLE 7

     ASSIGNABILITY OF LIMITED PARTNERSHIP INTERESTS; REDEMPTION
     ----------------------------------------------------------

     Section 7.1 Restrictions on Withdrawals and Assignments.

     No Limited Partner may withdraw voluntarily from the Partnership during the term of the Partnership. Except as otherwise expressly permitted in this Agreement, no Limited Partner shall have the right to assign his, her or its Interest except with the written consent of the General Partner, which consent is exclusively within the discretion of the General Partner, and if the proposed transferor is also the sole General Partner, with the consent of a majority in Interest of the non-assigning Limited Partners, which consent is wholly within the discretion of the non-assigning Limited Partners. Except as otherwise expressly permitted in this Agreement, any attempt to assign without the express written consent of the General Partner or the non- assigning Limited Partners, as the case may be, shall be void and ineffectual and shall not bind the Partnership. Further:

     A. No assignment of any Interest may be made pursuant to a sale or exchange if the Interest sought to be assigned, when added to the total of all other Interests assigned pursuant to a sale or exchange within a period of twelve (12) consecutive months prior thereto would, in the opinion of legal counsel for the Partnership, result in the Partnership's termination within the meaning of
Section 708 of the Code, unless the Partnership shall have first received an opinion from tax counsel satisfactory to the Partnership that such a termination would have no adverse tax impact on the Partnership or any Partner.

     B. The General Partner may require that any assignment of an Interest in the Partnership be made only if the assignor or assignee provides an opinion of counsel that such assignment would not require filing of a registration statement under the Securities Act of 1933 or would otherwise not be in violation of any Federal or state securities laws (including any investment suitability standards) applicable to the Partnership.

     C. No assignment shall be made to a minor or incompetent (unless a guardian, custodian or conservator has been appointed).

     D. No assignment shall be made to a person not permitted to be a transferee under law (including applicable securities law).

     Section 7.2 Assignees and Substituted Limited Partner.

     A. The death, dissolution or Bankruptcy of a Limited Partner in and of itself shall not dissolve the Partnership.

     B. Where the General Partner or the non-assigning Limited Partners, as the case may be, have consented to an assignment of an Interest, the Partnership need not recognize such assignment for any purpose unless there shall have been filed with the Partnership a duly executed counterpart of the instrument making such assignment signed by both the assignor and the assignee which evidences the written acceptance by the assignee of his, her, or its agreement to be bound by all of the terms and provisions of this Agreement and represents that such assignment was made in accordance with all applicable laws and regulations (including investment suitability requirements).

     C. If a Limited Partner assigns all of his, her or its Interest, he, she or it shall cease to be a Limited Partner of the Partnership, but the assignee of such Interest shall not become a Limited Partner unless and until such assignee is admitted as a Substituted Limited Partner pursuant to Section 7.2D.

     D. Any person who is an assignee of any of the Interests of a Limited Partner shall become a Substituted Limited Partner when the General Partner shall have accepted such Person as a Limited Partner of the Partnership, the books and records of the Partnership reflect such Person as admitted to the Partnership as a Limited Partner, such person has satisfied the requirements of
Section 7.1, Section 7.2B and Section 11.1A, and when such Person shall have paid all reasonable legal fees and filing costs incurred by the Partnership in connection with his, her or its substitution as a Limited Partner; provided, however, that the General Partner's consent to the substitution of any assignee of an Interest as a Substituted Limited Partner may be granted or withheld in its sole discretion.

     E. Any Person who is the assignee of any of the Interest of a Limited Partner but who does not become a Substituted Limited Partner and desires to make a further assignment of any such Interest shall be subject to all the provisions of this Article Seven to the same extent and in the same manner as any Limited Partner desiring to make an assignment of the Interest.

     Section 7.3 Allocations Subsequent to Transfer.

     In the event of the admission or withdrawal of a Limited Partner, or in the event all or any part of a Partnership Interest is validly transferred under the terms of this Article 7, all Partnership items allocated under Article 4 hereof shall be further allocated based upon the ownership of the respective Partnership Interests prior to and following the effective date of such admission, withdrawal or transfer in a manner consistent with the requirements of Section 706 of the Code.

     Section 7.4 Liquidation of a Partner's Interest.

     In the event there is a liquidation of any Partner's Partnership Interest, for purposes of Regulation Section 1.704-1 under Code Section 704 (prior to dissolution or liquidation of the Partnership as provided in Article 8 hereof), liquidating distributions, if any, shall be made to such Partner in the ratio that the positive balance, if any, in such Partner's Capital Account, after taking into account all Capital Account adjustments provided for in Section 3.4 hereof (other than those made as a result of any such liquidating distributions), bears to the aggregate positive Capital Account balances (as so adjusted) of all Partners. Such liquidating distributions shall be made no later than the end of the taxable year during which such liquidation takes place or, if later, within 90 days after the date of such liquidation.

                                    ARTICLE 8

                 DISSOLUTION AND LIQUIDATION OF THE PARTNERSHIP
                 ----------------------------------------------

     Section 8.1. Events Causing Dissolution.

     A. The business of the Partnership shall continue upon the withdrawal of a General Partner if there is at least one other General Partner at that time.

     B. The Partnership shall be dissolved on the first to occur of the following events:

          (i) the entry of an order for relief with respect to the Partnership in the U.S. Bankruptcy Court;

          (ii) the withdrawal, removal, dissolution, death, adjudication of incompetency, or Bankruptcy of the last remaining General Partner, unless the Partnership is continued pursuant to Section 6.5;

          (iii) the decision of the General Partner to liquidate the Partnership, with the written consent of Limited Partners who then own more than two-thirds of the Percentage Interests owned by all of the Limited Partners; or

          (iv) the withdrawal, removal, death, adjudication of incompetency, or Bankruptcy of the last remaining Limited Partner, unless within 90 days after the occurrence of such event the personal representative of the last Limited Partner and all of the General Partners agree in writing to continue the business of the Partnership and to admit the personal representative of such Limited Partner (or its nominee or designee) as a Limited Partner, effective as of the occurrence of such event.

     Dissolution of the Partnership shall be effective on the day on which the event occurs giving rise to the dissolution. The Partnership shall not be terminated until the assets of the Partnership shall have been distributed as provided in Section 8.2. Notwithstanding the dissolution of the Partnership, prior to the termination of the Partnership, as aforesaid, the business of the Partnership and the affairs of the Partners as such shall continue to be governed by this Agreement.

     C. Partners shall look solely to the assets of the Partnership for all distributions with respect to the Partnership and their Capital Contribution thereto, and shall have no recourse therefor (upon dissolution or otherwise) against any General Partner, any Affiliate of a Partner, or any Limited Partner.

     Section 8.2. Liquidation.

     A. Upon the dissolution of the Partnership, its affairs shall be wound up and it shall be liquidated and the proceeds of such liquidation and the Partnership's other assets shall be distributed as follows:

          (i) All of the Partnership's ascertained debts and liabilities to creditors, including Partners, shall be paid and discharged in the order provided by applicable law.

          (ii) A reserve shall be set aside in an amount reasonably required in the judgment of the General Partner to provide for contingent or other liabilities of the Partnership.

          (iii) The Partnership's Net Profit or Net Loss (including without limitation any gain or loss resulting from any sales or other dispositions of Partnership property in connection with the liquidation of the Partnership) shall be computed and shall be allocated to the Partners in accordance with Article 4 hereof, and the Partners' Capital Accounts shall be adjusted in accordance with Section 3.4 hereof.

          (iv) Distribution shall be made to the Partners, in liquidation of the Partnership Interests of all of the Partners, to those Partners with positive Capital Account balances, after taking into account all Capital Account adjustments provided for in Section 3.4 hereof (other than those made as a result of any such liquidating distributions) in the ratios of such positive Capital Account balances, as so adjusted.

          (v) The remainder of the Partnership assets, if any, shall be distributed to the Partners in accordance with their Percentage Interests.

          (vi) Each Partner shall receive his, her or its share of such distributions in cash and/or in kind, and the portion of such share that is received in cash may vary from Partner to Partner, all as the General Partner may in his sole discretion determine.

          Notwithstanding the foregoing, if any assets of the Partnership are to be distributed in kind, such assets shall be distributed on the basis of the fair market value thereof, and any Partner entitled to any interest in such assets shall receive such interest therein as a tenant-in-common with all other Partners so entitled. If any asset is to be distributed in kind, the Partner's Capital Accounts shall be adjusted as provided in Section 3.4 hereof (consistent with the requirements of Regulations under Sections 704(b) and 704(c) of the Code) before any such distribution is made to reflect the increases or decreases to said Capital Accounts which would have occurred if such asset to be distributed in kind had been sold for its fair market value by the Partnership immediately prior to such distribution. All such liquidating distributions shall be made by the end of the taxable year of the Partnership in which there is a liquidation of the Partnership for purposes of Paragraphs (b)(2)(ii)(b) and (b)(2)(ii)(g) of Regulation Section 704 or, if later, within 90 days after the date of such liquidation.

          (vii) As soon as practicable, the remaining balance, if any, of the reserve established in accordance with Subparagraph (ii) hereof shall be distributed to the Partners in the manner set forth herein.

     B. Distribution of cash or property to the Partners in accordance with the provisions of Paragraph A hereof shall constitute a complete return to the Partners of their respective Partnership Interests in the Partnership assets.

     C. The winding up of the Partnership's affairs and the liquidation and distribution of its assets shall, subject to the provisions of the Act, be conducted exclusively by the General Partner, who is authorized to do any and all acts authorized by law for these purposes. When the General Partner has complied with the foregoing liquidation plan, the Partners shall execute, acknowledge, and cause to be filed an instrument evidencing the cancellation of the Certificate of Limited Partnership of the Partnership.


                                    ARTICLE 9

           BOOKS AND RECORDS, ACCOUNTING, REPORTS, TAX ELECTIONS, ETC.
           -----------------------------------------------------------

     Section 9.1. Books and Records.

     The books and records of the Partnership shall be maintained by the General Partner in accordance with applicable law at the principal office of the Partnership and shall be available for examination at such location by any Partner or such Partner's duly authorized representative at any and all reasonable times for any purpose reasonably related to the Partner's interest in the Partnership.

     Section 9.2. Accounting and Fiscal Year.

     The books of the Partnership shall be maintained in accordance with accounting methods employed for federal income tax reporting purposes. The Fiscal Year of the Partnership shall end December 31 of each year, unless otherwise required by Section 706 of the Code.

     Section 9.3. Bank Accounts and Investments.

     The funds of the Partnership shall be held in the name of the Partnership. These funds shall be deposited in the name of the Partnership in such bank accounts in such banking institutions as the General Partner shall determine, and withdrawals therefrom shall be made only in the regular course of Partnership business on such signature or signatures as the General Partner shall determine. The funds of the Partnership shall not be commingled with the funds of any other Person.

     Section 9.4. Reports.

     The General Partner shall deliver to the Limited Partners with respect to each Fiscal Year no later than the date prescribed for filing such information as shall be necessary for the preparation of Partner' Federal, State or other income tax returns.

                                   ARTICLE 10

                 MEETINGS AND VOTING RIGHTS OF LIMITED PARTNERS
                 ----------------------------------------------

     Section 10.1. Meetings.

     A. Meetings of the Partnership may be called by the General Partner for any purpose. Notification of any such meeting shall be sent to all Partners. Any matter requiring the Consent of the Limited Partners under this Agreement may be considered at a meeting of the Partners held not less than twenty nor more than sixty days after Notification of that meeting has been given by the General Partner to all Partners. Notification (a) may be given by the General Partner, in its discretion, at any time; and (b) will be given by the General Partner within thirty days after receipt by the General Partner of a request for such a meeting made by Limited Partners who hold in the aggregate more than 50% of the Interests of all Limited Partners. Any Notification will state briefly the purpose, time, and place of the meeting. Such meeting may be held at the principal office of the Partnership or at such other location as the General Partner calling the notice may deem appropriate or desirable.

     B. The Limited Partners may be represented in person or by proxy. The General Partner shall give all the Limited Partners Notification of any proposal or other matter required by any provision of this Agreement or by law to be submitted for the consideration and approval of the Limited Partners, and that Notification will include any information required by the relevant provision of this Agreement or by law. No Notification of the time, place or purpose of any meeting of Partners need be given to a Limited Partner if he, she or it attends in person or is represented by proxy (except when the Limited Partner attends a meeting and objects to the meeting on the ground that the meeting is not lawfully called or convened), or if the Limited Partner in a writing executed and filed with the records of the meeting, either before or after the time thereof, waives such Notification.

                                   ARTICLE 11

                            MISCELLANEOUS PROVISIONS
                            ------------------------

     Section 11.1. Appointment of the General Partner as Attorney-in-Fact.

     A. Each Limited Partner, including each Substituted Limited Partner, by the execution and delivery of this Agreement, irrevocably constitutes and appoints the General Partner and the president of any corporate General Partner, acting singly, as his, her or its true and lawful agent and attorney-in-fact with full power and authority in such Limited Partner's name, place and stead to execute, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to carry out the provisions of this Agreement, including but not limited to:

          (i) all counterparts of this Agreement, and any amendment or restatement thereof, including all certificates (including the certificate(s) contemplated by Section 11.3C. hereof) and instruments, which the General Partner deems appropriate to organize, qualify or continue the Partnership as a limited partnership in the jurisdictions in which the Partnership may conduct business or in which such organization, qualification or continuation is, in the opinion of the General Partner, necessary or desirable to protect the limited liability of any Limited Partner;

          (ii) all amendments to this Agreement adopted in accordance with the terms hereof and all instruments which the General Partner deems appropriate to reflect a change or modification of the Agreement in accordance with the terms hereof;

          (iii) all documents or instruments which the General Partner deems appropriate to reflect the admission of a Partner (including any Substituted General or Limited Partner), the dissolution of the Partnership, sales or transfers of Partnership Interests, or the initial amount or increase or reduction in amount of any Partner's Capital Contribution or reduction in any Partner's Capital Account; and

          (iv) any document or instrument deemed necessary to effectuate the provisions of Section 5.1C granting authority to the General Partner as provided therein.

     B. The appointment by the Limited Partners, including any Substituted Limited Partner, of the General Partner as attorney-in-fact in Section 11.1A, shall be deemed to be a power coupled with an interest, in recognition of the fact that each of the Partners under this Agreement will be relying upon the power of the General Partner to act as contemplated by this Agreement in any filing and other action on behalf of the Partnership, and shall survive, and not be affected by the subsequent bankruptcy, death, incapacity, disability, adjudication of incompetence or insanity, or dissolution of any Person hereby giving such power or the transfer or assignment of all or any part of the Interest of such Person; provided however, that in the event of the transfer or assignment of all of a Limited Partner's Interest, the foregoing power of attorney of a transferor Partner shall survive such transfer only until such time as the transferee shall have been admitted to the Partnership as a Substituted Limited Partner and all required documents and instruments shall have been duly executed, filed and recorded to effect such substitution.

     Section 11.2. Counterparts.

     A. The General Partner and the Limited Partners, any Substituted Limited Partner and any Substituted General Partner shall each become a signatory hereof by signing such number of counterpart signature pages to this Agreement and such other instruments and in such manner as the General Partner shall determine. By so signing, the Limited Partners, any Substituted Limited Partner or Substituted General Partner, as the case may be, shall be deemed to have adopted, and to have agreed to be bound by, all the provisions of this Agreement.

     B. This Agreement may be executed in several counterparts, all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties have not signed the same counterpart.

     Section 11.3. Amendments.

     A. In addition to the amendments otherwise authorized herein, amendments may be made to this Agreement from time to time by the General Partner with the Consent of the Limited Partners; provided, however, that without the consent of all of the Partners, this Agreement may not be amended so as to (i) convert the Interest of a Limited Partner into a General Partner's Interest; (ii) modify the limited liability of a Limited Partner; (iii) alter the Interest of a Partner in Net Profits, Net Losses, gains from a sale or losses from a sale or distributions of Cash Flow (except in connection with the admission or withdrawal of a Partner to or from the Partnership); (iv) reduce the percentage of Partners which is required to consent to any action hereunder; (v) permit the General Partner to take any action prohibited by Section 5.2; or (vi) modify this Section 11.3A. In addition to the amendments otherwise authorized herein, amendments may be made to this Agreement from time to time by the General Partner without notification to or Consent of the Limited Partners solely to cure any ambiguity, defect or inconsistency in this Agreement.

     B. If this Agreement shall be amended as a result of adding or substituting a Limited Partner, the amendment to this Agreement shall be signed by the General Partner and by the Person to be substituted or added and, if a Limited Partner is to be substituted, by the assigning Limited Partner. If this Agreement shall be amended to reflect the withdrawal of the General Partner when the business of the Partnership is being continued, such amendment shall be signed by the successor General Partner.

     C. In making any amendments, there shall be prepared and filed for recordation by the General Partner such documents and certificates as shall be required to be prepared and filed under the Act and under the laws of any other jurisdictions under which the Partnership is then formed or qualified.

     Section 11.4. Binding Provisions.

     The covenants and agreements contained herein shall be binding upon, and inure to the benefit of, the heirs, executors, administrators, personal representatives, successors and assigns of the respective parties hereto.

     Section 11.5. Applicable Law.

     This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware.

     Section 11.6. Separability of Provisions.

     Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions hereof are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

     Section 11.7. Arbitration.

     Each Partner hereby agrees that any dispute or claim he, she or it may have with or against another Partner relating to the Partnership or its business, or between any Partner and the Partnership, shall not be the subject of litigation but shall instead be submitted to binding arbitration pursuant to the rules of the American Arbitration Association, Naples, Florida office, or another private arbiter mutually satisfactory to the parties to the dispute. Each Partner hereby further agrees that the losing party in any such arbitration shall pay the other party's costs, including reasonable legal and other professional fees, paid or incurred in defending against any such dispute or claim.

     Section 11.8. Entire Agreement.

     This Agreement constitutes the entire agreement among the parties; it supersedes any prior agreement or understandings among them, oral or written, all of which are hereby cancelled. This Agreement may not be modified or amended other than as provided in Section 11.3.

     Section 11.9. Headings, Etc.

     The headings in this Agreement are inserted for convenience of reference only and will not affect interpretation of this Agreement. Whenever from the context it appears appropriate, each term stated in either the singular or the plural will include the singular and the plural, and pronouns stated in the neuter gender will include the masculine, the feminine, and the neuter.

     Section 11.10. No Waiver.

     The failure of any Partner to seek redress for violation or to insist on strict performance, of any covenant or condition of this Agreement will not prevent a subsequent act that would have constituted a violation from having the effect of an original violation.

     Section 11.11. Legends.

     If certificates are issued evidencing a Limited Partnership Interest, each certificate will bear legends as may be required by applicable federal and state laws, or as may be deemed necessary or appropriate by the General Partner to reflect restrictions upon transfer contemplated herein.

     IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first above written.

                                GENERAL PARTNER:

                                CLP, Inc.


                                By:_____________________________
                                   Abraham D. Gosman, President

                   CHANCELLOR PARTNERS LIMITED PARTNERSHIP II

                         Limited Partner Signature Page
                         ------------------------------

     The undersigned Limited Partner hereby executes the Agreement of Limited Partnership of Chancellor Partners Limited Partnership II, agrees to be bound by all of the provision of said Agreement, and authorizes the attachment of this signature page to a counterpart of said Agreement executed by the General Partner of said Partnership.



Dated as of:                  , 1997




                                  -----------------------------
                                  Andrew Gosman

                   CHANCELLOR PARTNERS LIMITED PARTNERSHIP II

                         Limited Partner Signature Page
                         ------------------------------

     The undersigned Limited Partner hereby executes the Agreement of Limited Partnership of Chancellor Partners Limited Partnership II, agrees to be bound by all of the provision of said Agreement, and authorizes the attachment of this signature page to a counterpart of said Agreement executed by the General Partner of said Partnership.



Dated as of:                  , 1997



                                 -----------------------------
                                 Michael Gosman

                   CHANCELLOR PARTNERS LIMITED PARTNERSHIP II

                         Limited Partner Signature Page
                         ------------------------------

     The undersigned Limited Partner hereby executes the Agreement of Limited Partnership of Chancellor Partners Limited Partnership II, agrees to be bound by all of the provisions of said Agreement, and authorizes the attachment of this signature page to a counterpart of said Agreement executed by the General Partner of said Partnership.



Dated as of:                  , 1997


                                            CHANCELLOR PARTNERS BUSINESS TRUST


                                            By: _____________________________
                                                Michael M. Gosman, Trustee


                                            By: _____________________________
                                                Andrew D. Gosman, Trustee

                   CHANCELLOR PARTNERS LIMITED PARTNERSHIP II

                                   Schedule A
                                   ----------

                       Partners and Capital Contributions
                       ----------------------------------



General Partner          Capital Contribution             Percentage Interest
---------------          --------------------             -------------------

CLP, Inc.                14,632 shares of Common                .4767%
                         Stock of CareMatrix Corp.
Limited Partners
Name                     Capital Contribution             Percentage Interest

Chancellor Partners      3,054,618 shares of                   99.5233%
Business Trust           Common Stock of
                         CareMatrix Corp.